RUBICON MINERALS CORPORATION

2011

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING
OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

Place	Fairmont Royal York Alberta Room 100 Front Street West Toronto, Ontario M5J 1E3
Time	3:00 PM (Toronto Time)
Date	Wednesday June 29, 2011

RUBICON MINERALS CORPORATION

CORPORATE DATA	Head office Suite 1540 - 800 West Pender Street Vancouver, BC V6C 2V6 Telephone: (604) 623-3333 Facsimile: (604) 623-3355 e-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
Directors Christopher J. Bradbrook, Lead Director Julian Kemp David R. Reid Bruce A. Thomas, Q.C. David W. Adamson
Officers

David W. Adamson, President & Chief Executive Officer
Claude Bouchard, VP Operations
Matthew Wunder, VP Exploration
William J. Cavalluzzo, VP Investor Relations
Glenn Kumoi, VP General Counsel & Corporate Secretary
Robert G. Lewis, Chief Financial Officer

Legal Counsels
	Davis LLP Barristers & Solicitors Suite 2800 Park Place 666 Burrard Street Vancouver, BC V6C 2Z7	Dorsey & Whitney LLP Attorneys-at-Law 1420 Fifth Avenue, Suite 3400 Seattle, Washington USA 98101
Auditors De Visser Gray LLP Chartered Accountants Suite 401 – 905 West Pender Street Vancouver, BC V6C 1L6
Registrar & Transfer Agent Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9
Listings Toronto Stock Exchange TSX Trading Symbol: RMX NYSE.AMEX Trading Symbol: RBY
Registered pursuant to Section 12(b) of the United States Securities & Exchange Act of 1934 and Annual Report filed on Form 40-F

Dear Shareholders:

You are cordially invited to attend the Annual and Special General Meeting of Shareholders of Rubicon Minerals Corporation (“Rubicon” or the “Company”) which will be held at the Fairmont Royal York, Alberta Room, 100 Front Street West, Toronto, Ontario, M5J 1E3, on Wednesday, June 29, 2011 at 3:00 PM (Toronto Time).

On behalf of the Board of Directors, we are pleased to report our progress in 2010.

The year 2010 was one of significant achievement for Rubicon.  Late in 2009, we raised $86 million in a “bought deal” financing. The objective of this financing was to significantly accelerate drilling and development of the F2 Gold Zone, to facilitate delineation drilling and to move towards taking a bulk sample.

During 2010, we completed 155,114 metres of diamond drilling (508,905 feet) bringing the total drilled on the project to 269,816 metres (885,224 feet). As of the end of April 2011, total drilling was 281,032 metres (922,022 feet). Throughout the year positive drill results from multiple zones were announced, which continued to both expand the deposit limits and to demonstrate the high-grade nature of the F2 Gold System.

By March 2010, the Company had completed the extension of the existing shaft to 305 metres and commenced work on a 450 metre drift to access the mineralization.  As the drift proceeded, new underground drill stations were established to provide better drill access to the deposit.  By Q4 of 2010, the drift had cross cut the zone and we had our first opportunity to see the F2 mineralization first hand. This milestone was reached a little over 2½ years since the initial discovery, which is quite an achievement. Additional drill stations were established close to the gold zones to allow tight spaced delineation drilling, typically at 7.5 to 15 metres spacing. The objectives of this drilling were to improve our confidence in, and understanding of, the gold mineralization in order to guide subsequent bulk sampling and to aid in studies of mineability subsequent to a Preliminary Economic Assessment, which we are targeting for completion in Q2 of 2011.

The Company commissioned a resource evaluation in mid-October 2010, which led to the resource estimate of March 31, 2011 outlining an inferred mineral resource of 5,500,000 tonnes containing 3,057,000 million ounces of gold grading 17.29 g/t (polygonal capped estimate). This represents an important milestone for the project.

Delineation drilling commenced late in 2010 and, in conjunction with underground mapping, demonstrates that numerous mineralized zones are present, several of which were not identified from wider spaced drilling.  Significantly, these zones demonstrate good continuity.

Late in 2010, we began taking the first of our bulk samples from the WLB2 zone, which is an example of a zone that was only recently recognized through delineation drilling.  Subsequently, we took a second bulk sample from the F2 Core Zones, located approximately 50 metres to the east of WLB2.

In order to maintain an aggressive pace of exploration and development, the Company carried out extensive studies pursuant to filing the closure plan with the Government of Ontario.  In January 2010, we became the first company in the region to enter into an agreement covering all of our exploration in the region with the Lac Seul First Nation. We continue to build on this mutually beneficial relationship and also to engage other parties which may have traditional rights in the region.

Also, operations laid the groundwork for required expansions. We began discussions concerning power procurement from Hydro One which led, in Q1 of 2011, to the Company accepting an offer to connect for 5.3MW of power. We also secured a hoist to allow capacity to be increased to up to 2,000 tonnes per day. The hoist is expected to be in operation in Q3 of 2011. As well, we began work on a second egress, a requirement for any future mining operation on the project, which is due for completion in Q2 of 2011.

We are proud that our accomplishments in 2010 were recognized by our peers. In March 2010, we were awarded the Developer of the Year Award by the Northwestern Ontario Prospectors Association and, early in 2011, the exploration team was awarded the prestigious Colin Spence award for excellence in mineral exploration.

In September 2010, we completed a secondary offering in which Robert McEwen’s shareholdings were purchased by numerous institutional investors, thus broadening the institutional ownership of the Company. In 2010, share performance was positive (up 13.6%) contributing to a two year gain of 75%.

We believe that the F2 Gold Zone, and our extensive 100 square mile landholdings in Red Lake, represents a rare opportunity in a world where political risk is increasing and where good gold deposits are increasingly scarce. Our goal is to transition the Company from exploration through development to eventual production. While we face numerous challenges to attain this goal, we have built a solid foundation with the right management team to carry us forward.  As we progress, we will continue to evaluate our personnel and management needs to ensure we have the best team available to reach our goals.

I would like to thank our shareholders for their support.  I would also like to express thanks to the community of Red Lake and the First Nation communities in the Red Lake area.  Finally, I thank all of the members of the hard working team at Rubicon for their continued dedication.

Sincerely,

David W. Adamson
President & Chief Executive Officer

RUBICON MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders (the “Meeting”) of RUBICON MINERALS CORPORATION (the “Company”) will be held at the Fairmont Royal York, Alberta Room, 100 Front Street West, Toronto, Ontario, M5J 1E3, on Wednesday, June 29, 2011, at the hour of 3:00 PM (Toronto time) for the following purposes:

(1)	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2010, together with the report of the auditors thereon;

(2)	to appoint auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

(3)      to set the number of directors at five (5);

(4)      to elect directors of the Company for the ensuing year;

(5)	to ratify stock options granted to directors, officers and employees of the Company during 2010 and 2011;

(6) (7) (8)
to approve an amended stock option plan for the Company and to approve unallocated entitlements under the Company’s stock option plan for the ensuing three (3) years;

to approve the Shareholder Rights Plan; and

to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are the Management Proxy Circular and either a form of proxy for registered shareholders or a Voting Instruction Form for beneficial shareholders.  All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Management Proxy Circular.  The Company’s Audited Consolidated Financial Statements and Management’s Discussion & Analysis for the financial period ended December 31, 2010 are available upon request, without charge, or can be found online at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.rubiconminerals.com.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of proxy or Voting Instruction Form and then to complete, date, sign and deposit the form of proxy or Voting Instruction Form in accordance with the instructions set out in the Management Proxy Circular and the form of proxy or Voting Instruction Form.

BY ORDER OF THE BOARD

“David W. Adamson”
President & Chief Executive Officer

Vancouver, BC.
May 25, 2011

RUBICON MINERALS CORPORATION
Suite 1540 - 800 West Pender Street
Vancouver, BC, V6C 2V6

Telephone:  (604) 623-3333
Facsimile:  (604) 623-3355

www.rubiconminerals.com

MANAGEMENT PROXY CIRCULAR

containing information as at May 25, 2011 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This management proxy circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Rubicon Minerals Corporation (the “Company”) for use at the annual and special general meeting of shareholders of the Company to be held on Wednesday, June 29, 2011 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment or postponement thereof.

Cost and Manner of Solicitation

The solicitation will be primarily by mail and proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services.  In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to forward proxy solicitation materials to the beneficial owners of common shares of the Company (“Common Shares”).  All costs of solicitation will be borne by the Company.

The Company has retained the services of Georgeson Shareholder Communications Canada Inc. (“Georgeson”) in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson will be paid a fee of up to $30,000 plus certain out-of-pocket expenses. The total cost of the solicitation of proxies will be borne by the Company.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson by telephone at 1-866-656-4117 toll free in North America, or by e-mail at askus@georgeson.com.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

The purpose of a proxy is to designate a person who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  A shareholder entitled to vote at the Meeting may, by means of a properly completed, executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who do not need to be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the accompanying proxy are the President & Chief Executive Officer and Vice President Investor Relations of the Company (the “Management Designees”).  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO DOES NOT NEED TO BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies may be sent to Computershare Investor Services Inc., using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A 15 DIGIT CONTROL NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:
BY TELEPHONE:	1-866-732-8683 (Toll free North America) or +312-588-4290 (International Direct Dial)
BY INTERNET:	www.investorvote.com

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and deliver it either to the registered office of the Company, Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or the relevant preceding day if adjourned or postponed,  or to the chair of the Meeting on the day of the Meeting, or the relevant day if adjourned or postponed, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by way of show of hands.  Common Shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands.  In addition, shares represented by proxies will be voted on any poll.  In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY “FOR” EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business.  At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, shareholders of the Company are “non-registered” shareholders because the Common Shares they beneficially own are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the non-registered holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant (a “Non-Registered Shareholder”).  If you are a Non-Registered Shareholder, please carefully review the instructions on the Voting Instruction Form for completion, execution and deposit.

The Company has distributed copies of the Notice of Meeting, this Circular and the proxy (collectively, the “meeting materials”) to the Intermediaries for distribution to the Non-Registered Shareholders.

Distribution to Non-Objecting Beneficial Owners (“NOBOs”)

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, the Company will have or will have caused its agent to distribute copies of the meeting materials as well as the Voting Instruction Form directly to those Non-Registered Shareholders who have provided instructions to an Intermediary that such Non-Registered Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner.

These meeting materials are being sent to both registered and non-registered owners of Common Shares.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

Distribution to Objecting Beneficial Owners (“OBOs”)

In addition, the Company will have or will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner.

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them.  Intermediaries often use service companies such as Broadridge to forward the meeting materials to OBOs.  Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO.  In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common Shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; OR

(b)
more typically, be given a Voting Instruction Form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information.  In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to properly direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the persons named in the form and insert the Non-Registered Shareholder’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.  Please contact Computershare Investor Services Inc. if you require further assistance.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Securities

The Company is authorized to issue an unlimited number of Common Shares without par value.  As at May 25, 2011 the Company has issued and outstanding 214,338,674 fully paid and non-assessable Common Shares, each Common Share carrying the right to one vote. The Company has no other classes of voting securities. The Common Shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions.

Voting

The holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall, in respect of each Common Share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common Share held by them.  Unless otherwise specified, all items referred to herein which require a call for the voting of the Common Shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Dividends

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Participation in Assets on Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to share equally in the assets of the Company.

Record Date

The board of directors of the Company (the “Board”) has fixed the close of business on May 25, 2011 as the record date (the “Record Date”), being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 3:00 p.m. (Toronto Time) on Monday June 27, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of May 25, 2011.  All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly completed, executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment(s) or postponement(s) thereof.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STOCK OPTION PLAN

Purpose of the Stock Option Plan

On May 6, 2003, the Board established a Stock Option Plan (the “2003 Plan”) which was approved by the shareholders of the Company on June 12, 2003 and by the TSX Venture Exchange. The maximum number of Common Shares initially reserved for issuance under the 2003 Plan was 6,130,225, being approximately 15% of the number of issued Common Shares on the date of establishment of the 2003 Plan by the Board, which included Common Shares which were reserved for issue for stock options granted before the establishment of the 2003 Plan. The Company adopted an amended and restated stock option plan, which is the plan currently in effect, on March 30, 2007 (the “Stock Option Plan”) in a form compatible with the rules of the Toronto Stock Exchange (the “TSX”).  The Stock Option Plan was approved by the shareholders of the Company at the annual and special general meeting of shareholders held on May 14, 2007.  The purpose of the Stock Option Plan is to provide an incentive to the Company’s directors, officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company’s behalf and to attract qualified new personnel.  The Company decided to implement the Stock Option Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/TSX Policies

The Stock Option Plan is administered by the Compensation Committee. A copy of the Stock Option Plan, as originally approved by the shareholders on May 14, 2007, is available online at www.sedar.com.  The following is a brief description of the principal terms of the Stock Option Plan and significant amendments, which description is qualified in its entirety by the terms of the Stock Option Plan and the amendments.

1.
The maximum number of Common Shares reserved for issuance upon the exercise of options granted under the Stock Option Plan, together with any shares reserved for granting new options under the Stock Option Plan, cannot exceed 8.5% of the issued and outstanding Common Shares at the time of grant from time to time. As at the date of this Circular, 8.5% of the Company’s issued capital is 18,218,787 shares. The Company may also continue to grant options under the Stock Option Plan as its issued capital increases.

2.
The exercise price of the stock options, as recommended by the Compensation Committee, may not be less than the closing market price of the Common Shares on the TSX immediately prior to the time of the grant of an option.

3.
Stock options under the Stock Option Plan may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer, director or consultant of the Company or an affiliate of the Company, or to an affiliate of such persons, or to an individual employed by a corporation providing management services to the Company, as permitted by applicable securities laws.

4.	The grant of options under the Stock Option Plan is subject to the limitation that the aggregate of:

(a)	the number of Common Shares issuable to insiders (including their associates), at any time; and

(b)	the number of Common Shares issued to insiders (including their associates), within any one year period under the Stock Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

5.
The term for exercise of a stock option under the Stock Option Plan is to be determined by the Board at the time of grant and no maximum term has been set in the Stock Option Plan.  Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the optionee by the Company such that if the expiration date falls within a blackout period or falls within 10 business days after the end of such blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period.

6.	The Stock Option Plan does not presently contemplate a stock option being transformed into a stock appreciation right.

7.	The Stock Option Plan does not presently permit the giving of financial assistance to optionees to facilitate the exercise of their stock options.

8.
Where an employee, officer, director or consultant of the Company or an affiliate of the Company holding an option directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding an option is terminated for a reason other than disability, death or termination for cause, such person’s stock option shall terminate on the date which is the earlier of 90 days after the date of termination or such later date as determined by the Board and the expiry date of the option.  If such person is terminated for just cause, the option terminates on the date of such termination for cause, or such later date as determined by the Board, which can be no later than the expiry date of the option.

9.
Under the Stock Option Plan, the Board, taking into account the recommendations of the Compensation Committee, has complete discretion to set or vary the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant. In July 2007, the Board adopted a policy of standardized vesting of 6 and 12 months. The vesting dates of certain previously issued options were accelerated pursuant to this policy.

10.
If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common Shares, the number of shares available under the Stock Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX.  If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, the acquiring corporation shall be required to provide for the assumption of each option or the substitution of another option of equivalent value therefor or the distribution to each eligible optionee of securities, property or cash of appropriate value as determined by the Board such that the right to receive Common Shares on exercise of an option shall be converted into the right to receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

11.
If a Change in Control (as defined in the Stock Option Plan) of the Company occurs, all options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such options may have otherwise been subject.  If a bona fide take-over bid (as defined in the British Columbia Securities Act) is made for the Common Shares, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the take-over bid.  If such shares are not taken up by the offeror, they may be returned to the Company and reinstated as unissued shares and the option shall be reinstated.

12.
Except in certain limited circumstances, the options are non-assignable and non-transferable.  Upon the death of an optionee, the options are transferable to a Qualified Successor. “Qualified Successor” means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death.  In the event of the death of an optionee, such optionee’s options shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.  In addition, if the optionee becomes disabled, the options may be exercised by a guardian until the earlier of the expiry of the term of the option or one year from the date of death of the optionee.

13.
If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Stock Option Plan covering the shares not purchased under such lapsed options.

14.
The decrease in the exercise price or an extension of the term of stock options previously granted to insiders or their associates requires approval by a “disinterested shareholder vote” prior to exercise of such amended stock options, with any interested insider or their associates abstaining from voting.

15.	The Stock Option Plan provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the Stock Option Plan in order to:

(a)	increase the fixed maximum number or percentage of Common Shares which may be issued under the Stock Option Plan;

(b)	materially increase the benefits accruing to participants under the Stock Option Plan;

(c)	add any form of financial assistance; or

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Stock Option Plan.

For greater certainty, the Board may make any amendment to the terms of the Stock Option Plan other than as described at subsections 15(a) to (d) above without obtaining shareholder approval, including the following types of amendments:

(e)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(f)
the addition of a deferred or restricted share unit or any other provision to the Stock Option Plan which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(g)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

The Stock Option Plan provides that options will terminate within 90 days following termination of employment or acting as a director, officer or consultant to the Company or a related entity, unless at such time the term of the option has less than 90 days remaining, in which case the options terminate at the end of the term.  On June 18, 2008, subsection 9.1(c) of the Stock Option Plan was amended by the Board, after TSX approval, to give the Board the discretion, in appropriate situations, to extend the time for the expiry of an individual’s options past the 90 day period following the date an employee, officer, director or consultant of the Company or a related entity is terminated for a reason other than such person’s disability, death, or termination for cause, as the case may be, provided that the option term cannot be extended beyond the end of the term of the options.  Shareholder approval of the amendment was not required pursuant to section 11.2 of the Stock Option Plan.

On June 18, 2008, the Board adopted a policy, pursuant to this amendment, to modify current and future stock option agreements such that the requirement to exercise options for eligible employees or full time consultants be extended to the expiry date of those options once they have been engaged full time continuously by the Company for 2.5 years (30 months) and provided also that they have either:  (a) resigned their position without prejudice to the Company in accordance with their employment agreements or contracts;  or  (b) are terminated without cause including through a change of control.  On July 10, 2009, the Board extended this policy to current and future stock option agreements of directors and officers of the Company on the same conditions.

Effective January 1, 2011, the Board approved an amendment to the Stock Option Plan regarding the withholding requirements on employee stock option benefits to ensure tax would be withheld and remitted to the government on these benefits in compliance with the new payroll remittance requirements that came into force on January 1, 2011.

The Stock Option Plan was amended by adding a new paragraph 7.5 as follows:

“7.5
Withholding Taxes - The Company shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Optionee to the Company, of any taxes or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares.  Without limiting the generality of the foregoing, the Company may, in its sole discretion:

(a)	deduct and withhold additional amounts from other amounts payable to a Optionee;

(b)
require, as a condition of the issuance of Shares to an Optionee that the Optionee make a cash payment to the Company equal to the amount, in the Company’s opinion, required to be withheld and remitted by the Company for the account of the Optionee to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Optionee makes such payment; or

(c)
sell, on behalf of the Optionee, all or any portion of Shares otherwise deliverable to the Optionee until the net proceeds of sale equal or exceed the amount which, in the Company’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Optionee.”

The Board has approved the proposed amendments to the Stock Option Plan that are subject to shareholder approval and approval of the TSX.  See “Approval of Amendments to Stock Option Plan and Approval of Unallocated Entitlements”, below.

Proposed Amendments

The Board has approved certain amendments to the Stock Option Plan, effective May 16, 2011, subject to the approvals of the shareholders and the TSX.  Generally, the proposed amendments are:

•
the maximum number of Common Shares reserved for issuance upon the exercise of options granted under the Stock Option Plan, together with any Common Shares reserved for granting new options under the Stock Option Plan, will be changed from not exceeding 8.5% of the issued and outstanding Common Shares at the time of grant from time to time, to not exceeding 7.25% of the issued and outstanding Common Shares at the time of grant from time to time;

•
a provision will be added that the aggregate number of Shares (as defined in the Stock Option Plan) reserved for issuance to Optionees who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Common Shares;

•	a provision will be added that the maximum of the fair market value of options granted to an optionee who is a non-employee member of the Board shall not exceed $100,000 per fiscal year; and

•
the amendment provisions of the Stock Option Plan will be amended to further restrict the ability of the Board to amend the Stock Option Plan without shareholder approval (or, where required, “disinterested” shareholder approval).  Specifically, in addition to the items requiring shareholder approval as set forth in item 15 under “General Description/TSX Policies” above, shareholder approval (or “disinterested” shareholder approval) will be required where the Board wishes to:

• reduce the exercise price of options already granted;

•	allow for the cancellation or reissuance of any option granted under the Stock Option Plan;

•	extend the term of any option already granted;

•	permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes;

•	remove or increase the non-employee director participation limit; or

•
further amend the amendment provisions of the Stock Option Plan, provided that the Board may make any amendment to the terms of the Stock Option Plan other than as described above without obtaining shareholder approval, including the following types of amendments:

•	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

•
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

•	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

See “Approval of Amendments to Stock Option Plan and Approval of Unallocated Entitlements”, below for more details of the proposed amendments.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The consolidated Financial Statements of the Company for the financial year ended December 31, 2010 and the accompanying auditors’ report thereon will be presented to the Meeting.  A copy of the consolidated Financial Statements has been mailed to the shareholders as of the Record Date who have requested them. A copy is also available online at www.sedar.com or on the United States Securities and Exchange Commission website www.sec.gov or on the Company’s website at www.rubiconminerals.com.

APPOINTMENT OF AUDITORS AND REMUNERATION

The shareholders of the Company will be asked to vote for the reappointment of De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing De Visser Gray LLP, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray LLP, Chartered Accountants is removed from office or resigns.

The shareholders will also be asked to vote for an ordinary resolution authorizing the Board to fix the compensation of the auditors for the ensuing year.

SET THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote to set the number of directors at five (5). Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution setting the number of directors of the Company at five.

ELECTION OF DIRECTORS

It is intended that five (5) directors to the Board be elected for the ensuing year.

The term of office of each of the current directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes for a director.

As at the date hereof, the Company has established the following committees:

Audit Committee consisting of Julian Kemp (Chair), Christopher J. Bradbrook and Bruce A. Thomas, QC.;

Corporate Governance Committee consisting of Bruce A. Thomas, Q.C. (Chair), David R. Reid, Julian Kemp and Christopher J. Bradbrook;

Compensation Committee consisting of Christopher J. Bradbrook (Chair), Bruce A. Thomas, Q.C. and Julian Kemp; and

Nominating Committee consisting of Bruce A. Thomas, Q.C. (Chair), Julian Kemp and Christopher J. Bradbrook.

Management’s nominees for election to the Board are as follows:

Name, Present Office, Province & Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
Christopher J. Bradbrook, B.Sc., M.Sc. Lead Director Ontario, Canada
Mining Entrepreneur, May 2010 to present.

Vice-President, Strategic Development of Avion Resources Corp.
(TSX-V) from February 2009 to May 2010;
Executive VP, Strategic Development of Forbes & Manhattan, Inc.
(Private Merchant Bank) from January 2009 to May 2010;
President & CEO, New Gold Inc. (TSX; AMEX) from October 2004 to January  2008.

Date First Appointed as a Director: December 14, 2005
Shares: 281,574 Options: 414,449(2)
Julian Kemp, B.B.A., C.A. Director Ontario, Canada
Chartered Accountant; Vice-President Finance and Chief Financial Officer of
Fortune Minerals Limited from 2004 to present.

Mr. Kemp is a Director and the Audit Committee Chairman of Claim Post Resources Inc.
(TSX-V) since 2006 to present.
Most recently Mr. Kemp was a Director and the Audit Committee Chairman of
Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX).

Date First Appointed as a Director: May 31, 2010
Shares: Nil Options: 159,449(3) (4)
David R. Reid, B.A., LL.B. Director British Columbia, Canada
Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present.

Mr. Reid is a Director of Far West Mining Ltd. (TSX).

Mr. Reid holds a Bachelor of Arts degree and a law degree from the
University of Victoria and is a member of the British Columbia and Ontario Bars.
Mr. Reid has acted as counsel to the Company since its inception.

Date First Appointed as a Director:  April 6, 2001

Shares: 371,500 (5) Options: 414,449(6)
Bruce A. Thomas, Q.C. Director Ontario, Canada
Lawyer; Founding partner of Thomas Gold Pettingill LLP from July 2008 to present;

Partner, Cassels Brock LLP from September 1980 to June 2008.

Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario
and Osgoode Hall Law School.

Date First Appointed as a Director:  July 13, 2009

Shares: 61,214 Options: 374,449(7)
David W. Adamson, B.Sc. (Hons.), M.Sc., Ph.D. President, CEO & Director British Columbia, Canada
Exploration Geologist; President and CEO of the Company from January 23, 2001 to present.

Dr. Adamson is a Director of Constantine Metal Resources Ltd. (TSX-V) and
Paragon Minerals Corporation (TSX-V).

Dr. Adamson holds a B.Sc. (Hons.) from the University of Southampton, U.K. (1980), a M.Sc. (1984) at the University of Regina, Saskatchewan and
a Ph.D. (1988) at the University of Aston in Birmingham, U.K.

Date First Appointed as a Director:  March 6, 1996
Shares: 1,279,189 (8) Options: 1,350,000(9)

Notes:

(1)
Common Shares beneficially owned, controlled or directed, directly and indirectly.  None of the directors or their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.  Each option entitles the holder to acquire one Common Share. The Common Shares and option amounts in this table are as of May 25, 2011.

(2)	59,449 of 414,449 options were granted on January 13, 2011 expressly subject to shareholder approval (see “Approval of Stock Options Granted During 2010 and 2011”).

(3)	All options granted to Julian Kemp are expressly subject to shareholder approval (see “Approval of Stock Options Granted During 2010 and 2011”).

(4)
100,000 of 159,449 options are subject to shareholder approval but convert to stock appreciation rights on September 30, 2011 if there is no shareholder approval by that time.  Stock appreciation rights are payable in cash.

(5)	196,500 of 371,500 shares are held indirectly.

(6)	59,449 of 414,449 options were granted on January 13, 2011 expressly subject to shareholder approval (see “Approval of Stock Options Granted During 2010 and 2011”).

(7)	59,449 of 374,449 options were granted on January 13, 2011 expressly subject to shareholder approval (see “Approval of Stock Options Granted During 2010 and 2011”).

(8)	876,667 of 1,279,189 shares are held indirectly.

(9)	300,000 of 1,350,000 options were granted on January 13, 2011 expressly subject to shareholder approval (see “Approval of Stock Options Granted During 2010 and 2011”).

Corporate Cease Trade Orders or Bankruptcies

To the Company’s knowledge except as disclosed herein, no proposed director of the Company:

(a)
is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies) that:

(i)
was subject to a cease trade or similar order or an order that denied the relevant company access to an exemption under securities legislation, that was in effect for a period of more than 30 days and was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to a cease trade order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On May 4, 2009, the British Columbia Securities Commission issued a cease trade order against Ross River Minerals Inc. (“Ross River”), a public company of which David R. Reid was a director, for failure to file financial statements and the associated Management's Discussion & Analysis and certifications for the year ended December 31, 2008.  On August 11, 2009, the Alberta Securities Commission also issued a cease trade order against Ross River for failure to file financial statements and the associated Management’s Discussion & Analysis and certifications for the year ended December 31, 2008, and the period ended March 31, 2009.  Each of the cease trade orders issued against Ross River were revoked on October 30, 2009.

Julian Kemp, B.B.A., C.A., was a director of Goldgroup Mining Inc. (formerly known as Sierra Minerals Inc.) (“Sierra”).  On April 4, 2007, the Ontario Securities Commission issued a cease trade order against the directors, officers and insiders of Sierra including Julian Kemp, Director, among others for the Company's failure to file its financial statements, management discussion and analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006. The cease trader order was lifted on June 28, 2007.

Sanctions and Penalties

To the Company’s knowledge, no proposed director or personal holding companies of any proposed director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPROVAL OF STOCK OPTIONS GRANTED DURING 2010 and 2011

TSX policies require that all unallocated options, rights or other entitlements under stock option plans that do not have a fixed maximum number of securities issuable be approved by a majority of a listed company’s directors and by the listed company’s shareholders three years after institution of the stock option plan and every three years thereafter. At the May 31, 2010 Annual and Special General Meeting of Shareholders of the Company, the Company proposed and, based on shareholder feedback prior to the meeting, withdrew a motion to approve the unallocated entitlements under the Stock Option Plan.  The Company was permitted to grant stock options to acquire up to 8.5% of the issued and outstanding Common Shares of the Company pursuant to approval of the unallocated options in 2007 up until May 14, 2010.  The 3,401,696 stock options granted after May 14, 2010 cannot be exercised unless and until approved by the shareholders of the Company and the TSX.

For the purposes of security based compensation arrangements such as the Stock Option Plan, the TSX will consider as “insiders” only those who are “reporting insiders” as defined in National Instrument 55-104  Insider Reporting Requirements and Exemptions.  Generally,  “reporting insiders” include the directors, the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of a reporting issuer, a significant shareholder and any other insider that (i)  in the ordinary course receives or has access to information as to material facts or material changes concerning the reporting issuer before the material facts or material changes are generally disclosed; and (ii)  directly or indirectly exercises, or has the ability to exercise, significant power or influence over the business, operations, capital or development of the reporting issuer.  Of the 3,401,696 stock options granted which are subject to shareholder and TSX approval, 1,387,796 options  were granted to “insiders” of the Company and 2,013,900 options were granted to individuals who are not insiders of the Company.  Particulars of the grants to insiders of the Company are as follows:

Name	Number of Options	Exercise Price	Date of Grant	Expiry Date
Julian Kemp	100,000	3.63	May 31, 2010	May 31, 2015
David Adamson	300,000	5.80	January 13, 2011	January 13, 2016
Claude Bouchard	150,000	5.80	January 13, 2011	January 13, 2016
William Cavalluzzo	150,000	5.80	January 13, 2011	January 13, 2016
Glenn Kumoi	150,000	5.80	January 13, 2011	January 13, 2016
Robert Lewis	150,000	5.80	January 13, 2011	January 13, 2016
Matthew Wunder	150,000	5.80	January 13, 2011	January 13, 2016
Bruce Thomas	59,449	5.80	January 13, 2011	January 13, 2013
Christopher Bradbrook	59,449	5.80	January 13, 2011	January 13, 2013
Julian Kemp	59,449	5.80	January 13, 2011	January 13, 2013
David Reid	59,449	5.80	January 13, 2011	January 13, 2013

Accordingly, the Company is seeking ratification of such grants by the shareholders of the Company, and if the resolution is approved, will seek TSX approval following the Meeting.

Shareholders will be asked at the Meeting to consider and, if thought fit, approve with or without variation, the ordinary resolution in the form set forth below:

“BE IT RESOLVED, BY ORDINARY RESOLUTION, THAT:

1.
the 1,387,796 stock options granted to insiders of the Company and the 2,013,900 stock options that were granted to non-insiders of the Company under the Stock Option Plan (as it may be amended) be and are hereby ratified and approved; and

2.
any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

The Board believes the passing of the foregoing ordinary resolution is in the best interests of the Company and recommends that shareholders of the Company vote in favour of the resolution.  The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

APPROVAL OF AMENDMENTS TO STOCK OPTION PLAN
and
APPROVAL OF UNALLOCATED ENTITLEMENTS

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Stock Option Plan Amendments and Unallocated Entitlements Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving various amendments to the Stock Option Plan as reflected in the blacklined version of the Stock Option Plan attached as Schedule “A” to this Circular, and unallocated entitlements under the Stock Option Plan for the ensuing three years.

Amendments to Stock Option Plan

With a view to continuously striving to align itself with best practices and in response to specific comments received from certain members of the investment community, the Company is proposing to amend the Stock Option Plan.  The more substantive amendments being proposed are as follows:

(i)
decreasing the number of Common Shares issuable under the Stock Option Plan by reducing such amount from an aggregate 8.5% of issued and outstanding Common Shares to 7.25% of issued and outstanding Common Shares;

(ii)	restricting the aggregate number of Common Shares reserved for issuance to optionees who are non-employee members of the Board to a maximum of 1.0% of the issued and outstanding Common Shares;

(iii)	restricting the maximum of the fair market value of options granted to an optionee who is a non-employee member of the Board to a maximum of $100,000 per fiscal year;

(iv)	replacing the existing powers to terminate and amend the Stock Option Plan with the following provision:

“Power to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:

(a)	increase the fixed maximum number or percentage of Shares which may be issued under the Plan;

(b)	materially increase the benefits accruing to participants under the Plan;

(c)	add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(e)	reduce the Option Price;

(f)	allow for the cancellation or reissuance of any Option granted under the Plan;

(g)	extend the Term of any Option;

(h)	permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(i)	remove or increase the non-employee director participation limit; or

(j)	amend this Section 11.1 of the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 11.1(a) to (i) above without obtaining Shareholder Approval, including the following types of amendments:

(k)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(l)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(m)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.”

All other provisions of the Stock Option Plan will remain in full force and effect. The Board has approved the amendment to the Stock Option Plan, subject to shareholder and stock exchange approvals.

Approval of Unallocated Entitlements under the Company’s Stock Option Plan

As at the date of this Circular, the Company has 10,935,696 stock options outstanding, which represents approximately 5% of the issued and outstanding Common Shares.  Of the 10,935,696 stock options outstanding, 3,401,696 stock options were granted without shareholder approval and the exercise of such options are subject to approval of the shareholders at the Meeting.  See “Approval of Stock Options Granted in 2010 and 2011”.  If the grants of such options are not ratified at the Meeting, and if shareholder ratification  is not received by December 31, 2011, they will be cancelled and the number of options outstanding will be reduced to 7,534,000, which options will remain outstanding unaffected.  Prior to December 31, 2011, if there is a change of control as defined in the Stock Option Plan, and if these options to be ratified have not been ratified by the shareholders, these options will convert into fully vested stock appreciation rights, the number of which shall be equal to the number of shares that may be acquired under the options.  Each stock appreciation right shall have a value equal to the difference between the exercise price  of the option and the last closing price of the Common Shares on the TSX on the trading date that is immediately before the date the change of control occurs, and all such rights  shall be immediately exercisable upon such change of control.

TSX policies require that all unallocated options, rights or other entitlements (“Unallocated Entitlements”) under stock option plans that do not have a fixed maximum number of securities issuable be approved by a majority of a listed company’s directors and by the listed company’s shareholders three years after institution of the stock option plan and every three years thereafter.  Therefore, the Company is seeking shareholder approval of the Unallocated Entitlements under the Stock Option Plan for the ensuing three years.

For particulars with respect to the terms of the current 8.5% rolling Stock Option Plan, see “Stock Option Plan” in this Circular.  For particulars of the amendments proposed to shareholders at the Meeting, including a reduction in the maximum percentage of stock options that may be granted to 7.25% of the outstanding Common Shares, see “Amendments to Stock Option Plan”, above.  If the proposed amendments to the Stock Option Plan are approved, the Unallocated Entitlements will be the difference between 7.25% of the outstanding Common Shares and the number of stock options currently outstanding.  If the Unallocated Entitlements are not approved for the ensuing three years, the Company will not be able to grant stock options that can be exercised unless subsequent shareholder approval is obtained for each such grant.

A copy of the Stock Option Plan is available for viewing up to the date of the Meeting at the Company’s offices at Suite 1540, 800 West Pender Street, Vancouver, BC, V6C 2V6, and at the Meeting. A copy of the Stock Option Plan was also publicly filed on June 13, 2007, and is available for viewing, on the SEDAR website (www.sedar.com).  A copy of the Stock Option Plan with the proposed amendments blacklined is attached as Schedule “A” to this Circular.

Shareholder Resolutions

The approval of the amendments to the Stock Option Plan and the Unallocated Entitlements requires the affirmative vote of the holders of a majority of the issued and outstanding Common Shares entitled to vote and represented in person or by proxy at the Meeting.

Shareholders will be asked at the Meeting to consider and, if thought fit, approve the Stock Option Plan Amendments and Unallocated Entitlements Resolution, with or without variation, by ordinary resolution in the form set forth below:

“BE IT RESOLVED, BY ORDINARY RESOLUTION, THAT:

1.
the amendments to the Stock Option Plan, as reflected in the blacklined version of the Stock Option Plan attached as Schedule “A” to the Company’s Management Proxy Circular dated May 25, 2011, be and hereby are approved;

2.
the Unallocated Entitlements under the Stock Option Plan (as it may be amended) be and are hereby approved and authorized and the Company is authorized to grant options under the Stock Option Plan until June 29, 2014; and

3.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

The Board believes the passing of the foregoing ordinary resolution is in the best interests of the Company and recommends that shareholders of the Company vote in favour of the resolution.  The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

SHAREHOLDER RIGHTS PLAN

The Board has approved and the Company intends to enter into an amended and restated shareholder rights plan with Computershare Investor Services Inc. (the “Rights Plan”).  The Rights Plan will replace the existing Amended and Restated Shareholder Rights Plan of the Company dated June 14, 2006 (“2006 Plan”).  At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below, subject to such amendments, variations or additions as may be approved at the Meeting, approving the Rights Plan.  Changes from the 2006 Plan are reflected in the blacklined version of the Rights Plan attached as Schedule “B” to this Circular.

While the Rights Plan became effective upon the signing of the Rights Plan, the Rights (as defined below) will terminate if the Rights Plan is not approved, with or without variation, at the Meeting by a majority of the votes cast by “independent” holders of Common Shares who vote in respect of approval of the Rights Plan at the Meeting.  In effect, all shareholders of the Company will be considered “independent” provided that they are not, at the relevant time, making a take-over bid for the Common Shares.

Purpose of the Rights Plan

The Board has adopted the Rights Plan in recognition that take-over bids may not always result in shareholders receiving equal treatment or fair and full value for their Common Shares. The Rights Plan was adopted to provide the Board with sufficient time to consider any take-over bid made for the Common Shares and, if appropriate, to explore and develop alternatives to maximize shareholder value and to ensure that any such offer would be made to all shareholders and treat all shareholders equally.  Neither at the date of the adoption of the Rights Plan nor at the date of this Circular was the Board aware of any pending or threatened take-over bid or offer for the Common Shares. It was not the intention of the Board in adopting the Rights Plan to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is considered to be fair and in the best interests of the shareholders.

The Board believes that under the rules relating to take-over bids in Canada, there may be insufficient time allowed for directors to fully assess offers and develop alternatives for shareholders such as possible higher offers or corporate restructurings. The result may be that shareholders fail, in the absence of a shareholder rights plan, to realize the maximum value for their Common Shares. Although the take-over bid legislation adopted in all Canadian provinces provides that the minimum period for which a take-over bid must remain open is 35 days, the Board believes that this time period may not be sufficient in all circumstances. This view is supported by the fact that rights plans have continued to be implemented by Canadian public companies.  In addition, the Board is concerned that, while securities legislation has addressed many concerns relating to unequal treatment of shareholders, there remains the possibility that control or effective control of the Company may be acquired pursuant to a private agreement in which a small number of shareholders dispose of Common Shares at a premium to market price which is not shared with the other shareholders. Also, a person may slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or fair sharing of any control premium among all shareholders.  The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the Common Shares.  The Board is of the view that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders of the Company.  The Board believes that the Rights Plan will likely deter unfair, coercive bid tactics and strategies that do not treat all shareholders of the Company equally. The leading decisions of Canadian securities regulatory authorities and courts indicate that a shareholder rights plan can be appropriately used for these purposes.

The objective of enhancing shareholder value in the context of an unsolicited take-over bid requires that the Board has reasonable time to make the necessary assessments both of the bid which is on the table and of the other available alternatives. In responding to a bona fide take-over bid, the Board has the responsibility to assess the take-over bid and to consider the take-over bid in light of the best interests of the Company and its shareholders. The Board’s access to all material information regarding the Company and familiarity with the Company’s corporate strategies and alternatives ensures that the Board is well positioned to assess any take-over bid and the availability of higher value alternative transactions. This may result in the Rights Plan remaining in place for a period of time while the Board develops or assesses higher value alternatives, even if a majority of the outstanding Common Shares have been tendered to a bid.

The existence of a shareholder rights plan should not prevent, and is not intended to prevent, unsolicited take-over bids for the Common Shares.  Canadian securities regulators have concluded in decisions relating to shareholder rights plans that in the face of a take-over bid, a target corporation’s board of directors will not be permitted to keep a shareholder rights plan in place solely to prevent a take-over bid. However, the Board will be allowed to keep a plan in place if the Board is actively seeking alternatives to a take-over bid, and if there is a real and substantial possibility that the Board can increase shareholder choice and maximize shareholder value.

The Rights Plan does not affect in any way the financial condition of the Company or interfere with its business plans. The initial issuance of the Rights (as defined below) is not dilutive and will not affect reported earnings or cash flow per common share until and unless the Rights separate from the underlying Common Shares and become exercisable (however, the Company considers the likelihood of such an event occurring to be remote). The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company.

Summary Description of the Rights Plan

The following is a summary description of the operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Plan. Capitalized terms used but not defined below have the meanings ascribed to them in the Rights Plan.

The Rights

The rights (the “Rights”) are issued pursuant to the Rights Plan.  Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one Common Share at the price of $100 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined below) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as defined below).

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid (as described below) to ensure that a person seeking control of the Company provides both the Company’s shareholders and the Board with sufficient time to evaluate the take-over bid. The purpose of the Permitted Bid mechanism is to allow a potential bidder to avoid the dilutive features of a Rights Plan by making a take-over bid conform with the conditions specified in the Permitted Bid provisions. If a person makes a take-over bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan will not prevent shareholders from disposing of their Common Shares through any take-over bid for the Company. The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for the Common Shares and to discharge that responsibility with a view to the best interests of the shareholders. Shareholder rights plans have been adopted by a large number of publicly held companies in Canada and the United States. The terms of the Rights Plan are similar to those shareholder rights plans adopted in recent years by other Canadian public companies.

Trading of Rights

Until the Separation Time (as defined below), the Rights will be evidenced only by the register maintained by the Rights Agent (as defined in the Rights Plan) and outstanding share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued after the Record Time (as defined in the Rights Plan), upon transfer of existing Common Shares or the issuance of additional Common Shares, will display a legend incorporating the terms of the Rights Plan by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of Common Shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

Acquiring Person and Flip-in Event

An “Acquiring Person” is, generally, a person who beneficially owns 20% or more of the outstanding Common Shares of  the Company. The Rights Plan provides certain exceptions to that rule, including a person who acquires 20% or more of the outstanding Common Shares through a Permitted Bid Acquisition (as defined in the Rights Plan), an Exempt Acquisition (as defined in the Rights Plan) or in its capacity as investment manager, trust company, Crown agency, statutory body or plan administrator, provided in these latter instances that the person is not making or proposing to make a take-over bid. The term Acquiring Person does not include the Company or any subsidiary of the Company. If a person becomes an Acquiring Person (a “Flip-in Event”), each Right will generally convert into the right to purchase from the Company, upon exercise, a number of Common Shares having an aggregate market price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Separation Time

The “Separation Time” is the close of business on the tenth day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a Take-over Bid (as described below) (other than a Permitted Bid or a Competing Permitted Bid, as described below); and (iii) the date on which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid. In any of the above cases, the Separation Time can be such later time as may from time to time be determined by the Board acting in good faith. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed never to have been made.

Permitted Bid

A Flip-in Event does not occur if a take-over bid is a Permitted Bid. A Permitted Bid is a Take-over Bid, which, among other things:

(a)	is made by way of a take-over bid circular;

(b)	is made to all holders of Common Shares;

(c)
is outstanding for a minimum period of 60 days and Common Shares that are tendered pursuant to the Take-over Bid may not be taken up prior to the expiry of the 60-day period and only at such time if more than 50% of the Common Shares held by shareholders other than the bidder, its affiliates and persons acting jointly and in concert (the “Independent Shareholders”) have been tendered to the Take-over Bid and not withdrawn;

(d)	provides that the Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(e)
provides that if more than 50% of the Common Shares held by Independent Shareholders are tendered to the Take-over Bid within the 60-day period, the bidder must make a public announcement of that fact and the Take-over Bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan also provides for a “Competing Permitted Bid”, which is a Take-over Bid made while another Permitted Bid is outstanding, that satisfies all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Take-over Bid

A “Take-over Bid” is defined in the Rights Plan as an offer to acquire Common Shares or other securities convertible into Common Shares, where the Common Shares subject to the offer to acquire, together with the Common Shares into which the securities subject to the offer to acquire are convertible, and the Common Shares and any securities convertible into Common Shares already held by the person making the offer, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the offer.

Waiver

If a potential offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid pursuant to a take-over bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to the transaction, thereby allowing such bid to proceed without dilution to the offeror, and the Board will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by way of take-over bid circular. Waivers relating to take-over bids made otherwise than pursuant to a take-over bid circular delivered to all holders of Common Shares require approval of the shareholders, except in the case of inadvertent triggering of the application of the Rights Plan.

Amendments

The Company may from time to time make amendments to the Rights Plan which are required in order to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder. The Company may also, prior to approval of the Rights Plan by the shareholders at the Meeting, supplement or amend the Rights Plan without the approval of any holders of Rights or Common Shares to make any changes which the Board may deem necessary or desirable, provided that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement, amendment or variance made after the date of approval of the Rights Plan but prior to the Separation Time may only be made with the prior consent of the Independent Shareholders, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement or amendment made on or after the Separation Time may only be made with the prior consent of the holders of Rights, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, any amendment to the Rights Plan is subject to the prior written consent of the TSX.

Term

The Rights Plan became effective on signing, and will terminate if not ratified by a resolution passed by a majority of greater than 50% of the votes cast by independent holders of Common Shares who vote in respect of approval of the Rights Plan at the Meeting. A shareholder will be considered “independent” and considered eligible to vote for this purpose as long as the shareholder has not commenced, or announced an intention to commence, a take-over bid for Common Shares and is not an associate or affiliate of, or acting jointly or in concert with, any other person who has done so. Unless earlier redeemed by the Board, the Rights expire on the close of the Company’s 2016 annual general meeting of shareholders.

2011 Amendments

The Company, in entering into the Rights Plan with its associated changes from the 2006 Plan, considered matters including (i) developments in shareholder rights plans since the 2006 Plan was ratified by shareholders in August 2006, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies listed on the TSX, (iii) recent experience involving rights plans in the context of take-over bids, and (iv) commentary of the investment community on these plans.

The changes made to the 2006 Plan, which are identified in the blacklined Rights Plan attached as Schedule “B” to this Circular, include the following:

•	Section 1.1(kk) - The definition of “Lock-up Agreement” is changed to “Permitted Lock-up Agreement”;

•	Section 1.1(ii) - The definition of “Permitted Bid” has been changed to allow partial bids;

•	Section 5.1 - The discretion given to the Board in the 2006 Plan to redeem the rights or waive the Rights Plan’s application without a shareholder vote in certain circumstances has been removed;

•
Section 5.16  - The discretion given to the Board in the 2006 Plan that gave the directors authority to, among other things, redeem the rights and interpret the provisions of the agreement has been removed;

•	Section 1.1(u) – In the definition of “Exercise Price”, the Exercise Price has been increased from $30 to $100; and

•
Section 1.1(w) – In the definition of “Expiration Time” (and former section 5.16), the reference to the “two tiered” termination in the 2006 Plan has been removed and the Rights Plan will expire at the 2016 annual general meeting of shareholders.

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve, adopt and ratify an ordinary resolution in substantially the following form:

“BE IT RESOLVED, BY ORDINARY RESOLUTION, THAT:

(1)
the amended shareholder rights plan agreement made between the Company and Computershare Investor Services Inc., as rights agent as set forth in Schedule “B” to the Management Proxy Circular dated May 25, 2011 (the “Rights Plan”), be and the same is hereby approved, ratified and confirmed;

(2)
the actions of the directors and officers of the Company in adopting the Rights Plan and in executing and delivering the Rights Plan be and the same are hereby approved, authorized, ratified and confirmed in all respects; and

(3)
any one director of officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he, in his sole and absolute discretion, deems necessary or desirable to carry out the intent of this resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing or performance of such act or thing.”

The Board believes the passing of the foregoing ordinary resolution is in the best interests of the Company and recommends that shareholders of the Company vote in favour of the resolution.  The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote on the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein.  All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders.  Special resolutions require, for the passing of same, a two-thirds majority of votes cast at the Meeting by the shareholders.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)	“closing market price” means the price at which the company’s security was last sold, on the applicable date, on the TSX;

(d)           “NEO” or “Named Executive Officer” means each of the following individuals:
(i)           a CEO;

(ii)           a CFO;

(iii) (iv)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year, whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of NI 51-102F6 Statement of Executive Compensation, for that financial year; and

each individual who would have been an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)
“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features; and

(f)
“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

This section of this Circular contains a discussion of the elements of compensation earned by the Company’s Named Executive Officers, who include David W. Adamson (President and Chief Executive Officer), Robert G. Lewis (Chief Financial Officer), Glenn Kumoi (Vice President General Counsel and Corporate Secretary), Matthew Wunder (Vice President Exploration), and Claude Bouchard (Vice President Operations).

Executive Compensation Philosophy and Objectives

The general compensation philosophy of the Company for the NEOs is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation to these executives to align their interests with those of the shareholders of the Company. In order to attract and retain key personnel, the Company employs a combination of base compensation, bonuses and equity participation through the Stock Option Plan adopted by the Board on March 30, 2007 and approved by the shareholders on May 14, 2007 (see “Stock Option Plan” above for a summary of the material terms of the Stock Option Plan and amendments thereto).

How Executive Compensation is Determined

The recommendations for the compensation of the Company’s executive officers and the recommendations with respect to the Company’s stock option plan are determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee’s recommendations are reviewed with the Board and then the Board, after a broad discussion, makes a final determination of the compensation for each NEO as part of an annual, year-end process. At this exploration stage of the Company’s development, no formal objectives or criteria are used by the Board in a formulaic manner to determine the ultimate compensation for each NEO.

The Compensation Committee of the Company consists of Christopher J. Bradbrook (Chair), Bruce A. Thomas, Q.C. and Julian Kemp, all of whom are independent directors.  No member of the Compensation Committee was, during the most recently completed financial year, an officer or an employee or former officer of the Company or any other subsidiaries, or indebted to the Company or any other subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangements or understanding in support of such indebtedness.  No member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In the Compensation Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s responsibilities, performance, and a consideration of competitive compensation levels in companies similar to the Company. Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or the Company’s overall performance (which in the Company’s current situation would include items such as exploration success, resource delineation and share price performance relative to its peer group). Bonus levels will be, in part, determined by level of position with the Company. The Company provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX.  See “Stock Option Plan”.  The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders. The Company’s Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole. In establishing levels of remuneration and in granting stock options and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Previous grants of stock options may be taken into account when considering new grants.

The Compensation Committee retained Hay Group Limited (“Hay”), independent third party executive compensation consultants to make compensation recommendations to the Board in respect of the 2010 fiscal year.

In its deliberations, the Compensation Committee considered the following peer group that had been assembled by Hay in 2009, which included the following:

· Detour Gold Corp.	· Northern Dynasty Minerals Ltd.
· European Goldfields Ltd.	· Osisko Mining Corp.
· Exeter Resource Corp.	· Queeston Mining Inc.
· FNX Mining Co. Inc.	· Rainy River Resources Ltd.
· Fronteer Development Group Inc.	· Romarco Minerals Inc.
· Kirkland Lake Gold Inc.	· San Gold Corp.
· Lake Shore Gold Corp.

The Compensation Committee also considered additional information relating to compensation submitted to them by management.

The Compensation Committee uses the information provided by Hay and management in its deliberations but does not allocate total compensation value solely on this data. The Compensation Committee takes into account qualitative elements to reflect overall market conditions, past market practices as well as the Compensation Committee’s discretionary assessment of individual performance and ability to contribute to short and long-term success of the business.

See “Summary Compensation Table” for more information on remuneration of Named Executive Officers.

Performance Graph

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Precious Metals and Minerals Sub-Index (Total Return Index Value) for the financial periods 2006 through 2010, assuming a $100 initial investment with all dividends reinvested.

	2005	2006	2007	2008	2009	2010
Rubicon Minerals Corporation	$100.00	145.06	226.85	219.14	771.60	876.54
S&P/TSX Composite Total Return Index	$100.00	117.26	128.79	86.28	116.53	137.00
S&P/TSX Composite - Precious Metals & Minerals Total Return Sub-Index	$100.00	116.88	105.17	49.42	78.82	146.51

Notes:

(1)
The Company’s share prices for 2005 was adjusted to 64.8% of actual to reflect pre-plan of arrangement valuation of assets remaining after the December 8, 2006 distribution of Africo and Newfoundland assets to new companies.

(2)	Each index for years 2006 through 2010 is as at December 31 of each year.

In this Circular, NEOs compensation is reported only for 2008, 2009 and 2010.  The trend in NEO compensation, including Black-Scholes values of option grants, for years reported in this form is as follows:

Years	Increase (Decrease) in Average NEO Compensation	Increase (Decrease) in Share Value Year-end to Year-end
2009 to 2010	89%	14%
2008 to 2009	65%	252%

The trend in share price increase is a steeper upward trend than the trend in NEO compensation in 2009.  In 2010 there was a greater percent increase in NEO compensation than share price.

Option-based Awards

The process the Company uses to grant option-based awards to executive officers is described under “Compensation Discussion and Analysis”.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2010, December 31, 2009 and December 31, 2008, in respect of the individuals who were, at December 31, 2010, the President and Chief Executive Officer, the Vice President, Operations, the Vice President, Exploration, the Vice President, General Counsel and Corporate Secretary and the Chief Financial Officer of the Company.

Summary Compensation Table

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All Other Compensation(6) ($)	Total Compensation ($)
David W. Adamson President & CEO	2010(2)	325,000	-	900,000	-	-	-	100,000	1,325,000
	2009	225,225	-	264,375	-	-	-	-	489,600
	2008	214,500	-	145,000	-	-	-	48,750	408,250
Claude Bouchard Vice-President, Operations	2010	210,000	-	450,000	-	-	-	40,000	700,000
	2009	133,525(4)	-	204,000	-	-	-	-	337,525
	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Matthew Wunder Vice-President, Exploration	2010	210,000	-	450,000	-	-	-	40,000	700,000
	2009	190,575	-	119,850	-	-	-	-	310,425
	2008	181,500	-	72,500	-	-	-	24,750	278,750
Glenn Kumoi Vice-President General Counsel & Corporate Secretary	2010	210,000	-	90,000	-	-	-	n/a(3)	300,000
	2009	13,885(5)	-	500,000	-	-	-	-	513,885
	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Robert G. Lewis Chief Financial Officer	2010	200,000	-	450,000	-	-	-	30,000	680,000
	2009	190,575	-	119,850	-	-	-	-	310,425
	2008	181,500	-	58,000	-	-	-	24,750	264,250

Notes:

(1)
Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.  The significant assumptions used in applying this model to the 2010 grants were: exercise price: $5.22, estimated future risk-free interest rate: 2.72%, estimated time to exercise: 4 years, estimated future volatility of the Company’s share price: 76%, estimated future annual dividends: Nil.

An option awarded during 2010 had an exercise price equal to the previous closing price of the Common Shares on the TSX on the day and time of grant and vests as to 50% after 6 months and the final 50% 12 months after grant.

(2)	Dr. Adamson receives no compensation in his capacity as a director.

(3)	Not applicable as start date was December 7, 2009.

(4)	Mr. Bouchard’s salary was for part of 2009 as his start date was April 15, 2009.

(5)	Mr. Kumoi’s salary was for part of 2009 as his start date was December 7, 2009.

(6)	The “All Other Compensation” column represents bonus paid.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all awards outstanding for each Named Executive Officer of the Company at the end of the financial year ended December 31, 2010:

Option-based Awards					Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David W. Adamson	125,000	0.74	15/Jan/2012	617,500	-	-
	250,000	1.04	13/Feb/2013	1,160,000	-	-
	375,000	1.31	02/Jan/2014	1,638,750	-	-
	300,000	5.22	13/Jan/2015	138,000	-	-
Claude Bouchard	100,000	1.89	15/Apr/2015	379,000	-	-
	150,000	5.22	13/Jan/2015	69,000	-	-
Matthew Wunder	150,000	1.90	01/Jul/2012	567,000	-	-
	125,000	1.04	13/Feb/2013	580,000	-	-
	170,000	1.31	02/Jan/2014	742,900	-	-
	150,000	5.22	13/Jan/2015	69,000	-	-
Glenn Kumoi	200,000	4.53	07/Dec/2014	230,000	-	-
	30,000	5.22	13/Jan/2015	13,800	-	-
Robert G. Lewis	75,000	0.74	15/Jan/2012	370,500	-	-
	100,000	1.04	13/Feb/2013	464,000	-	-
	170,000	1.31	02/Jan/2014	742,900	-	-
	150,000	5.22	13/Jan/2015	69,000	-	-

Notes:

(1)	All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

(2)
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the TSX on December 31, 2010, $5.68 and the option exercise price multiplied by the number of outstanding options.

(3)	Other than the Stock Option Plan, the Company does not have a long term incentive plan for NEOs.

Incentive plan awards – value vested or earned during 2010

Name	Option-based awards -Value vested during the year(1) ($)	Share-based awards -Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David W. Adamson	691,875	n/a	n/a
Claude Bouchard	212,000	n/a	n/a
Matthew Wunder	313,650	n/a	n/a
Glenn Kumoi	115,000	n/a	n/a
Robert G. Lewis	313,650	n/a	n/a

Note:

(1)
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

The stock options and values of option-based awards noted above were granted by the Board based on the recommendations of the Compensation Committee under the Company’s Stock Option Plan as amended,  which was previously approved by the shareholders of the Company.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Liability Insurance

The directors and officers of the Company are covered by liability insurance.  The Company has a Director’s and Officer’s Liability Insurance policy that provides coverage of up to $100 million per claim and insurance period, for which it pays an annual premium of $399,821.

Termination and Change of Control Benefits and Employment Contracts

The employment agreements of each of the NEOs, at the date of this Circular, provide for: (1) salary; (2) bonus, at the discretion of the Board upon annual reviews; and (3) stock options (see Summary Compensation Table).  The employment agreements have initial terms of two to three years and are currently automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party.  The agreements also provide that in the event of a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of the NEO, each may elect to continue to be employed by the Company or give notice of termination within the following time frames in which event the Company shall pay the following amounts:

David W. Adamson, CEO - 18 months from the Significant Change may elect to terminate and receive two times annual salary; Claude Bouchard, VP Operations – six months from the Significant Change may elect to terminate and receive two times annual salary; Matthew Wunder, VP Exploration - six months from the Significant Change may elect to terminate and receive two times annual salary; Glenn Kumoi, VP General Counsel and Corporate Secretary - six months from the Significant Change may elect to terminate and receive two times annual salary and Robert G. Lewis, Chief Financial Officer - six months from the Significant Change may elect to terminate and receive two times annual salary.

The following table shows, for each NEO, the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2010, the amount such person would have been entitled to if a change of control occurred on December 31, 2010 and the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2010 if that termination occurred following a change in control:

Named Executive Officer	Triggering Event
	Termination of Employment	Change of Control	Termination of Employment Following Change of Control
David W. Adamson
Severance	$650,000(1)	$650,000	$650,000
Accelerated vesting (3)	$69,000	$69,000	$69,000
Total	$719,000	$719,000	$719,000
Claude Bouchard
Severance	$420,000	$420,000	$420,000
Accelerated vesting(3)	$34,500	$34,500	$34,500
Total	$454,500	$454,500	$454,500
Matthew Wunder
Severance	$210,000	$420,000	$420,000
Accelerated vesting(3)	$0	$34,500	$34,500
Total	$210,000	$454,500	$454,500
Glenn Kumoi
Severance	$420,000	$420,000	$420,000
Accelerated vesting(3)	nil	nil	nil
Total	$420,000	$420,000	$420,000

Robert G. Lewis
Severance	$100,000(2)	$400,000	$400,000
Accelerated vesting(3)	$34,500	$34,500	$34,500
Total	$134,500	$434,500	$434,500

Notes:

(1)           On termination, David W. Adamson receives the right to receive executive options for a period of 18 months.

(2)           On termination, Robert G. Lewis receives the right to receive executive options for a period of 6 months.

(3)
Accelerated vesting amounts represent the  difference between the closing market price of the Common Shares on December 31, 2010 and the option exercise price multiplied by the number of unvested options.

The criteria used to determine the amount payable to the NEOs was based on industry standards and the Company’s financial circumstances.  The employment agreements with the NEOs and subsequent increases in salaries were accepted by the Board based on recommendations of the Compensation Committee.

Director Compensation

The Board has the responsibility of determining the compensation of the Company’s directors upon recommendation of the Compensation Committee.  The Board, upon recommendation of the Compensation Committee, has determined that the principal method of compensating directors is through an annual retainer, meeting fees and the grant of stock options.  The annual retainer and meeting fees are paid in cash.

The objective in setting the compensation for the directors is to ensure that the Company can attract and retain a high quality of candidates. The compensation in 2010 for the directors is summarized in the following table.

Director Compensation Table

During the financial year ended December 31, 2010, the Company paid compensation, directly or indirectly, to directors of the Company other than the NEO’s as follows:

Name(1) (a)	Fees earned(2) ($) (b)	Share-based awards ($) (c)	Option-based awards(3) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Pension value ($) (f)	All other Compensation ($) (g)	Total ($) (h)
Christopher J. Bradbrook	58,390	-	345,000	-	-	-	403,390
Julian Kemp(4)(5)	28,133	-	462,000	-	-	-	490,133
David R. Reid (6)	36,600	-	345,000	-	-	-	381,600
Bruce A. Thomas	38,895	-	345,000	-	-	-	383,895
John R. Brodie(7)	19,086	-	345,000	-	-	-	364,086
Philip S. Martin (7)	18,008	-	345,000	-	-	-	363,008

Notes:
(1)
The Company at the end of the financial year December 31, 2010, had five (5) directors, one of whom (David W. Adamson) is a NEO.  For a description of the compensation paid to Dr. Adamson, please refer to the Summary Compensation Table.

(2)   All non-executive directors were paid fees quarterly according to the following schedule:

            Director retainer                                                    $30,000 annually
    Lead director retainer                                           $15,000 annually
    Audit committee chair retainer                           $10,000 annually
    Other committee chair retainer                            $3,465 annually
    Board and committee meeting fees                    $600 per meeting

(3)
Option-based awards represent the fair value of incentive stock options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.  The significant assumptions used in applying this model to the 2010 grants were: estimated future risk-free interest rate: 2.54 to 2.72%, estimated time to exercise: 4 years, estimated future volatility of the Company’s share price: 75.71% to 87.04%, estimated future annual dividends: Nil.

(4)
The option-based award for Julian Kemp was awarded subject to shareholder approval but would convert to a stock appreciation right  on vesting, if shareholder approval had not been received.  The stock appreciation right would pay an amount on exercise that would achieve net after tax proceeds that would be equal to the after tax proceeds from a stock option exercise and immediate sale.  The amount recorded in column (d) for this item is the fair value of the stock option as if approved at that time of grant as conversion to a stock appreciation right was not expected at the time of grant.  For accounting purposes, under IFRS, the grant is treated as a stock appreciation right until approved by the shareholders and is revalued to its fair value at each reporting date.  The fair value of the stock appreciation right was $662,050, at the date of grant which is higher than the standard stock option fair value due to the gross up on exercise to achieve net tax equivalency to the stock option. Of the 200,000 options included in this grant, 100,000 vested during 2010 as stock appreciation rights and were exercised.  The remaining 100,000 are scheduled to convert to stock appreciation rights on September 30, 2011, if shareholder ratification of these options is not received prior to this date.

An option awarded during 2010 had an exercise price equal to the previous closing market price of the Common Shares on the TSX on the day and time of grant and vests as to 50% after 6 months and the final 50% 12 months after grant.

(5)           Mr. Kemp was elected on May 31, 2010.

(6)	David R. Reid is a director of the Company and a partner at the law firm Davis LLP. During the fiscal year 2010 the Company paid legal fees to Davis LLP, aggregating to $638,251.

(7)           Mr. Brodie and Mr. Martin ceased being directors on May 31, 2010.

None of the directors of the Company other than the NEO, received, during the financial year ended December 31, 2010, compensation pursuant to:

(a)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(b)
any arrangement for the compensation of directors for services as consultants or experts for the financial year ended December 31, 2010, other than as disclosed in note 3 to the “Director Compensation Table” above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all awards outstanding for each director who is not a NEO of the Company as at the end of the financial year ended December 31, 2010, the most recent financial year end, including awards granted before the most recently completed financial year:

Option-based Awards					Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Christopher J. Bradbrook	50,000	0.74	15/Jan/2012	247,000	-	-
	75,000	1.04	13/Feb/2013	348,000	-	-
	115,000	1.31	02/Jan/2014	502,550	-	-
	115,000	5.22	13/Jan/2015	52,900	-	-
Julian Kemp(4)	100,000	3.63	31/May/2015	205,000	-	-
David R. Reid	50,000	0.74	15/Jan/2012	247,000	-	-
	75,000	1.04	13/Feb/2013	348,000	-	-
	115,000	1.31	02/Jan/2014	502,550	-	-
	115,000	5.22	13/Jan/2015	52,900	-	-
Bruce A. Thomas	200,000	3.12	13/Jul/2014	512,000	-	-
	115,000	5.22	13/Jan/2015	52,900	-	-
Philip S. Martin(5)	50,000	0.74	15/Jan/2012	247,000	-	-
	75,000	1.04	13/Feb/2013	348,000	-	-
	115,000	1.31	02/Jan/2014	502,550	-	-
	115,000	5.22	13/Jan/2015	52,900	-	-
John R. Brodie (6)	65,000	1.31	02/Jan/2014	284,050	-	-
	115,000	5.22	13/Jan/2015	52,900	-	-

Notes:

(1)	All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

(2)
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the TSX on December 31, 2010, and the option exercise price multiplied by the number of outstanding options.

(3)	Other than the Stock Option Plan, the Company does not have a long term incentive plan for the directors who are not also NEOs.

(4)	The amount listed for the option award for Julian Kemp represents the in-the-money amount as if the award had received shareholder approval.

(5)	Mr. Philip S. Martin ceased being a director of the Company on May 31, 2010.

(6)	Mr. John R. Brodie, FCA., ceased being a director of the Company on May 31, 2010.

Incentive plan awards – value vested or earned during 2010

Name	Option-based awards -Value vested during the year(1)($)	Share-based awards -Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Christopher J. Bradbrook	212,175	n/a	n/a
Julian Kemp(2)	243,000	n/a	n/a
David R. Reid	212,175	n/a	n/a
Bruce A. Thomas	40,000	n/a	n/a
Philip S. Martin(3)	212,175	n/a	n/a
John R. Brodie, (4)	212,175	n/a	n/a

Notes:

(1)
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

(2)
The value vested amount listed for Julian Kemp represents the in-the-money amount of unapproved options on the first vesting date of November 30, 2010 as if the grant were a standard stock option.  As these options had not been approved by the vesting date, they were immediately converted to stock appreciation rights with a value on the vesting date of approximately $348,221.

(3)	Mr. Philip S. Martin ceased being a director of the Company on May 31, 2010.

(4)	Mr. John R. Brodie, FCA., ceased being a director of the Company on May 31, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(1) (c)
Equity compensation plans approved by securityholders(2)	7,534,000	2.82	nil
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	7,534,000	2.82	nil

Notes:

(1)
Amounts listed in column (a) represents stock options outstanding at December 31, 2010 under the current stock option plan.  An additional 190,000 stock options had been granted as at December 31, 2010, subject to shareholder approval, at a weighted average exercise price of $3.75.  These additional grants convert to stock appreciation rights if not approved by the shareholders before their vesting dates.

(2)	Amounts listed in column (c) represent the Stock Option Plan limitation of 8.5% of the issued and outstanding Common Shares less issued options as listed in column (a).

(3)
The Stock Option Plan was adopted by the Board on March 30, 2007 and approved by the shareholders on May 14, 2007. See “Stock Option Plan” for a summary of the material terms of the Stock Option Plan and amendments thereto.

INDEBTEDNESS OF DIRECTORS OR EXECUTIVE OFFICERS

As of the date hereof, no director, executive officer, proposed management nominee for election as a director of the Company, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means:

(a)           a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

The Company’s Audit Committee is comprised of three (3) directors, Julian Kemp, B.B.A., C.A., (Chair), Christopher J. Bradbrook and Bruce A. Thomas, Q.C., each of whom is “independent” under NI 52-110 (defined below) and NYSE AMEX Rule 10A-3(b) under the United States Exchange Act of 1934.  All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110.  The Audit Committee met six  times during the financial year ended December 31, 2010 on March 23, March 30, May 7, August 5, November 9, and December 21, 2010.

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors.  Such information can be found at pages 58 to 65 of the Company’s Revised Annual Information Form for the financial year ended December 31, 2010, and the full text of the Company’s Audit Committee Charter can be found in such Annual Information Form, a copy of which is available online at www.sedar.com.  A copy will be provided free of charge to any securityholder of the Company upon request.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their governance practices in accordance with that instrument.  A discussion of the Company’s corporate governance practices within the context of NI 58-101 is set out in Schedule “C” attached hereto.

SHAREHOLDER PROPOSALS

Any shareholder wishing to present a proposal at the 2012 annual meeting shall send such proposal to the Company before March 29, 2012 so that it may be included in the proxy solicitation documents for that annual meeting.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com.  Financial information concerning the Company is provided in the Company’s financial statements and auditors’ report thereon and management’s discussion and analysis for the financial year ended December 31, 2010.

Shareholders wishing to obtain a copy of the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2010 may contact the Company as follows:

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6
Telephone:  (604) 623-3333
Facsimile:  (604) 623-3355
Website:  www.rubiconminerals.com

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David W. Adamson”
President and CEO

Vancouver, British Columbia
May 25, 2011

SCHEDULE “A”

RUBICON MINERALS CORPORATION

AMENDED STOCK OPTION PLAN

RUBICON MINERALS CORPORATION
STOCK OPTION PLAN
2011

1.	INTERPRETATION

1.1	Defined Term - For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Associate” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(b)	“Board” means the Board of Directors of the Company;

(c)	“Change in Control” means:

(i)
a take-over bid (as defined in the British Columbia Securities Act), pursuant to which the offeror or any one acting jointly or in concert takes up and pays for Shares of the Company and, as a result of such take up and payment, the offeror holds in the aggregate more than 50% of the outstanding Shares immediately upon completion of the take-over bid;

(ii)	a change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company;

(iii)	the sale of all or substantially all the assets of the Company;

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares of the Company in a single transaction or a series of related transactions;

(v)	the dissolution of the Company’s business or the liquidation of its assets;

(vi)
a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than a majority of the outstanding shares of the new or continuing Company; or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d)	“Committee” means the Compensation Committee appointed by the Board, or if no such committee is appointed, the Board itself;

(e)	“Company” means Rubicon Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

(f)	“Date of Grant” means the date on which a grant of an Option is effective;

(g)
“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(h)	“Disinterested Shareholder Approval” means an ordinary resolution approved at a shareholders meeting by a majority of the votes cast by:

(i)	the holders of the issued and outstanding Shares; and

(ii)
the holders of any securities of the Company, other than the Shares, which have a residual right to share in the earnings of the Company and in its assets upon liquidation or winding-up (“Restricted Securities”), on a basis proportionate to their respective residual equity interests in the Company, excluding votes attaching to the Shares and the Restricted Securities beneficially owned by Insiders to whom Options may be issued and Associates of those persons;

(i)	“Effective Date” means the effective date of this Plan as set out in Section 16 hereof;

(j)	“Guardian” means the guardian, if any, appointed for an Optionee;

(k)	“Insider” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(l)	“Market Price” means:

(i)	where the Shares are listed for trading on the TSX, the last closing price of the Shares on the TSX immediately prior to the time of the grant of an Option;

(ii)
where the Shares are suspended from or are not listed for trading on the TSX but are listed for trading on another stock exchange or over the counter market, the closing price of the Shares on the stock exchange or over the counter market which is the principal trading market for the Company’s Shares, as may be determined for such purpose by the Committee; or

(iii)
where the Company is a reporting issuer, but the Shares are not listed for trading on a stock exchange or over the counter market, or where the Company is not a reporting issuer, the value which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm’s length;

(m)	“Option” means an option to purchase Shares granted pursuant to the terms of this Plan;

(n)	“Option Certificate” means the certificate to be entered into between the Company and an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan;

(o)	“Option Price” means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(p)	“Optionee” means a person to whom an Option has been granted;

(q)
“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(r)	“Plan” means this Stock Option Plan of the Company;

(s)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(t)	“Related Entity” means, for an issuer or person, a Person that controls or is controlled by the issuer or person or that is controlled by the same Person that controls the issuer;

(u)
“Reorganization” means any statutory merger, plan of arrangement, statutory consolidation, statutory compulsory acquisition, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company;

(v)	“Restricted Securities” has the meaning set out in subsection 1.1(h) hereof;

(w)
“Shareholder Approval” means approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with applicable corporate laws;

(x)	“Shares” means the common shares without par value in the capital of the Company;

(y)	“Term” means the period of time during which an Option may be exercised; and

(z)	“TSX” means the Toronto Stock Exchange.

2.	STATEMENT OF PURPOSE

2.1
Principal Purposes  - The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

2.2
Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

3.	ADMINISTRATION

3.1	Board or Committee - Subject to the direction of the Board, the Plan shall be administered by the Committee.

3.2
Committee - The Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  The Committee shall continue to serve until otherwise directed by the Board.

3.3
Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him or her).

3.4	Powers of Committee - The Committee shall have the authority to review the following matters in relation to the Plan and to make recommendations on such matters to the Board:

(a)	administration of the Plan in accordance with its terms;

(b)	determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c)
correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)	with respect to the granting of Options:

(i)
determination of the employees, officers, directors or consultants of the Company or a Related Entity of the Company, any Related Entity of such persons, and individuals employed by a Person providing management services to the Company, to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)	determination of the terms and provisions of the Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Certificate);

(iii)	amendment of the terms and provisions of an Option Certificate, provided the Committee obtains:

(A)	the consent of the Optionee; and

(B)	the approval of any stock exchange on which the Company is listed, where required;

(iv)	determination of when Options shall be granted;

(v)	determination of the number of Shares subject to each Option;

(vi)	determination of the vesting schedule, if any, for the exercise of any Option; and

(g)	all other determinations necessary or advisable for administration of the Plan.

3.5
Approvals - The Company will use its best efforts to obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6
Administration by Committee - The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4.	ELIGIBILITY

4.1
Eligibility for Options - Options may be granted to any employee, officer, director or consultant of the Company or a Related Entity of the Company, to a Related Entity of such persons, and to an individual employed by a Person providing management services to the Company.

4.2	Limitation - The grant of Options under the Plan is subject to the limitation that the aggregate of:

(a)	the number of Shares issuable to Insiders (including their Associates), at any time; and

(b)	the number of Shares issued to Insiders (including their Associates), within any one year period,

(c)	under the Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

4.3
No Violation of Securities Laws - No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Company and the Optionee reside.

5.	SHARES SUBJECT TO THE PLAN

5.1
Number of Shares - The Board, based on recommendations by the Committee, may grant Options under the Plan from time to time to purchase an aggregate of up to a maximum of  7.25% of the number of Shares which are issued and outstanding on a rolling basis as at the Date of Grant of any Option.  Such maximum number of Shares issuable under the Plan shall be made available from authorized, but unissued, Shares.  The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

5.2
Expiry of Option - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3	Reservation of Shares - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

5.4
Grants of Other Options to Purchase Shares - Neither the existence of this Plan nor any provision contained in it shall be interpreted as restricting the powers of the Board to, in its discretion, grant options to purchase Shares outside of the Plan.

5.5	Grants to the Board - With respect to grants of Options to the Board:

(a)	the aggregate number of Shares reserved for issuance to Optionees who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Shares of the Company; and

(b)	the maximum of the fair market value of Options granted to an Optionee who is a non-employee member of the Board shall not exceed $100,000 per fiscal year.

6.	OPTION TERMS

6.1	Option Certificate - With respect to each Option to be granted to an Optionee, the following terms shall be specified in the Option Certificate between the Company and the Optionee:

(a)	the number of Shares subject to purchase pursuant to such Option;

(b)	the Date of Grant;

(c)	the Term;

(d)	the Option Price, provided that the Option Price shall not be less than the Market Price of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent; and

(f)	such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2
Vesting Schedule - The Board, taking into account the recommendations of the Committee, shall have complete discretion to set or vary the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a)	allow full and immediate vesting upon the grant of such Option;

(b)	permit partial vesting in stated percentage amounts based on the length of the Term of such Option; and

(c)	permit full vesting after a stated period of time has passed from the Date of Grant.

6.3
Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required.  In particular, if required by the TSX, Disinterested Shareholder Approval shall be required for:

(a)	a reduction in the Option Price; or

(b)	an extension of the Term,

(c)
of a previously granted Option if the Optionee is an Insider of the Company or an Associate of an Insider at the time of the proposed amendment.  In this event, only the Insider whose Option is being amended and such Insider’s Associates shall be required to abstain from voting in relation to the Disinterested Shareholder Approval.

6.4	Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

6.5
Amendment of Expiration of Term of Option During Blackout Period - Notwithstanding the provisions of subsection 6.1(c) or the date of expiration of the Term of an Option determined in accordance with this Plan (“Fixed Term”), the date of expiration of the Term of an Option will be adjusted, without being subject to Board or Committee discretion, to take into account any blackout period imposed on the Optionee by the Company as follows: if the Fixed Term expiration date falls within a blackout period imposed on the Optionee by the Company or falls within 10 business days after the end of such blackout period, then the Fixed Term expiration date is to the close of business on the 10th business day after the end of such blackout period.

7.	EXERCISE OF OPTION

7.1
Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Company at its principal place of business.

7.2
Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares.  A stop-transfer order against such Shares may be placed on the stock books and records of the Company, and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable United States federal and state securities laws, may be endorsed on the certificates representing such Shares in order to assure an exemption from registration.  The Committee also may require such other documentation as may from time to time be necessary to comply with United States federal and state securities laws.  The Company has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

7.3
Payment of Option Price - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised.  Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

7.4
Issuance of Certificates – As soon as practicable after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Company shall issue a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.5
Withholding Taxes - The Company shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Optionee to the Company, of any taxes or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares.  Without limiting the generality of the foregoing, the Company may, in its sole discretion:

(a)           deduct and withhold additional amounts from other amounts payable to an Optionee;

(b)
require, as a condition of the issuance of Shares to an Optionee that the Optionee make a cash payment to the Company equal to the amount, in the Company’s opinion, required to be withheld and remitted by the Company for the account of the Optionee to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Optionee makes such payment; or

(c)
sell, on behalf of the Optionee, all or any portion of Shares otherwise deliverable to the Optionee until the net proceeds of sale equal or exceed the amount which, in the Company’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Optionee.

8.	TRANSFERABILITY OF OPTIONS

8.1	Non-Transferable - Except as provided otherwise in this Section 8 or by applicable securities laws, Options are non-assignable and non-transferable.

8.2
Death of Optionee - If an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option dies, any Options held by such person or Related Entity of such person shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of one year following the date of death of such person and the expiry of the Term of the Option.

8.3
Disability of Optionee - If the employment of an employee or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, the employment of an individual employed by a Person providing management services to the Company holding an Option, or the position of a director or officer of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, is terminated by the Company or a Related Entity of the Company by reason of such person’s Disability, any Options held by such person or Related Entity of such person that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, until the earlier of one year following the date of termination of service of such person and the expiry of the Term of the Option.

8.4
Continuance of Vesting - Under this Section 8, options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to the expiry of the Term of the Option, continue to vest in accordance with any vesting schedule to which such Options are subject, but no acceleration of such vesting shall occur (except if such acceleration is specifically authorized by the Board, taking into account any recommendation of the Committee).

8.5
Deemed Non-Interruption of Employment - Subject to any determination in writing by the Committee under subsection 3.4(e), employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence, if the period of such leave did not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Company or any Related Entity is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Optionee’s re-employment is not so guaranteed, then his or her employment shall be deemed to have terminated on the 91st day of such leave, unless otherwise notified in writing by the Committee.

9.	TERMINATION OF OPTIONS

9.1	Termination of Options - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Certificate;

(b)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for cause, the date of such termination for cause or such later date determined by the Board which can be no later than the expiry date of the Term of the Option;

(c)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for a reason other than such person’s Disability, death, or termination for cause, the earlier of 90 days after such date of termination and the expiry date of the Term of the Option, or such later date determined by the Board which shall not be later than the expiry date of the Term of the Option; and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2
No Acceleration of Vesting - For greater certainty, in the event of termination of an Option under subsections 9.1(b), (c) or (d) above, unless otherwise set out in the Option Certificate for such Option or as otherwise determined by the Board (taking into account any recommendations of the Committee) at any time and subject to the Optionee’s rights under sections 10.4 and 10.6:

(a)	there shall be no acceleration of the vesting period of any Option terminated under subsections 9.1(b), (c) or (d); and

(b)	the original vesting schedule of any Option which will be terminated under subsection 9.1(c) shall continue during the 90 day termination period referred to in subsection 9.1(c).

9.3
Termination In Connection With Reorganization - After the completion of a Reorganization described in Section 10.2, if an Optionee has received an Assumed Option or a Substituted Option (each as described in Section 10.2) and such Optionee’s position is terminated in the circumstances described in subsection 9.1(c), the provisions of subsection 9.1(c) and the related provisions of Subsection 9.2 shall apply mutatis mutandis except that, if a longer period than the 90-day period set out in subsection 9.1(c) is provided for in the equivalent provisions of the stock option plan, agreement, certificate or other instrument governing the Assumed Option or Substituted Option, then such longer period shall apply.

9.4
Lapsed Options – If Options are surrendered, terminated or otherwise expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such Options, provided that the Company complies with the relevant rules of the TSX.

10.	ADJUSTMENTS TO OPTIONS

10.1
Alteration in Capital Structure  - If there is any material alteration in the capital structure of the Company through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX or any other stock exchange having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2
Corporate Reorganization Where Company is Acquired - In the event of a Reorganization in which the Company is not the surviving or acquiring corporation, or in which the Company is or becomes a wholly-owned subsidiary of another corporation as a result of such Reorganization becoming effective, the acquiring corporation or entity shall be required to provide for:

(a)	the assumption of each Option granted under this Plan (“Assumed Option”); or

(b)	the substitution of another option of equivalent value therefor (“Substituted Option”); or

(c)	the distribution to each eligible Optionee of securities, property or cash of appropriate value (as determined by the Board),

(d)
such that the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such Reorganization if the Optionee had exercised his Option immediately prior to the record date applicable to such Reorganization, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3
Amalgamation, Merger or Arrangement Where the Company is Not Acquired - If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation in circumstances other than as subscribed in section 10.2 above, the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.4
Acceleration of Vesting on Change in Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.  To the extent possible, the Committee or the Board shall give notice to Optionees not less than 30 days prior to the consummation of a Change in Control.

10.5
Determinations to be Made - Adjustments and determinations under this Section 10 shall be made by the Committee or the Board, whose decisions as to the adjustments or determinations which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6
Effect of a Take-over - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of section 92 of the British Columbia Securities Act, as amended from time to time, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee notwithstanding any contingent vesting provisions to which such Option may have otherwise been subject, so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised, and any vesting schedule shall also be reinstated. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Optioned Shares.

11.	TERMINATION AND AMENDMENT OF PLAN

11.1
Power to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:

(a)           increase the fixed maximum number or percentage of Shares which may be issued under the Plan;

(b)           materially increase the benefits accruing to participants under the Plan;

(c)           add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(e)           reduce the Option Price;

(f)           allow for the cancellation or reissuance of any Option granted under the Plan;

(g)           extend the Term of any Option;

(h)	permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(i)           remove or increase the non-employee director participation limit; or

(j)           amend this Section 11.1 of the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 11.1(a) to (i) above without obtaining Shareholder Approval, including the following types of amendments:

(k)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(l)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(m)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

~~(a)~~
~~Power to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:~~

~~(a)~~ 	~~increase the fixed maximum number or percentage of Shares which may be issued under the Plan;~~

~~(b)~~ 	~~materially increase the benefits accruing to participants under the Plan;~~

~~(c)~~ 	~~add any form of financial assistance;~~

~~(d)~~ 	~~make any amendment to a financial assistance provision which is more favourable to participants under the Plan.~~

~~For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 11.1(a) to (d) above without obtaining Shareholder Approval, including the following types of amendments:~~

~~(e)~~ 	~~amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;~~

~~(f)~~
~~the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or~~

~~(g)~~ 	~~amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.~~

11.2
No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1
Compliance with Laws - Shares shall not be issued pursuant to the exercise of any Option unless the Shares are fully paid and non-assessable and the exercise of such Option and the issuance and delivery of such Shares comply with all relevant provisions of law, including, without limitation, the United States Securities Act of 1933, as amended, any applicable state or provincial securities or corporate laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed or otherwise traded.

12.2
Regulatory Approval to Issuance of Shares - The Company’s inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability with respect to the failure to issue or sell such Shares.

13.	USE OF PROCEEDS

13.1
Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

14.	NOTICES

Notices  - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed or by electronic communication, in which case notice shall be deemed to have been duly given on the date the facsimile or electronic communication is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.	MISCELLANEOUS PROVISIONS

15.1	No Obligation to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2
No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Company or any Related Company to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Related Company to reduce such Optionee’s compensation.

15.3	Binding Agreement - The provisions of this Plan and each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4	Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5	Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6	No Representation or Warranty - The Company makes no representation or warranty as to the future market value of any Shares issued or issuable in accordance with the provisions of this Plan.

16.	EFFECTIVE DATE OF PLAN

16.1	Effective Date of Plan - This Plan shall become effective on the date of its acceptance by the shareholders of the Company.

16.2
Rollover from Prior Stock Option Plans - On the Effective Date, this Plan shall supersede all prior stock option plans of the Company and all outstanding stock options granted under prior stock option plans of the Company shall be rolled over into and be subject to the terms and conditions of this Plan.

"David W. Adamson"
Authorized Signatory

Date approved by the Board of the Company:  _______________2011

SCHEDULE “B”

RUBICON MINERALS CORPORATION

SHAREHOLDER RIGHTS PLAN

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF

~~JUNE 14, 2006~~

                      , 2011

BETWEEN

RUBICON MINERALS CORPORATION

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

(Amending and restating the Rights Plan Agreement dated ~~February 11, 2002~~June 14, 2006)

TABLE OF CONTENTS
ARTICLE 1 - INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	~~18~~19
1.3	Headings	~~18~~19
1.4	References to Agreement	19
1.5	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting shares	19
1.6	Acting Jointly or in Concert	~~19~~20
1.7	Generally Accepted Accounting Principles	20
ARTICLE 2 - THE RIGHTS		~~20~~21
	Issuance and Evidence of Rights; Legend on Common Share Certificates	~~20~~21
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	~~21~~22
2.3	Adjustment to Exercise Price; Number of Rights	~~24~~25
2.4	Date on Which Exercise is Effective	~~29~~30
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	30
2.6	Registration, Registration of Transfer and Exchange	~~30~~31
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	~~31~~32
2.8	Persons Deemed Owners	32
2.9	Delivery and Cancellation of Certificates	~~32~~33
2.10	Agreement of Rights Holders	~~32~~33
2.11	Rights Certificate Holder not Deemed a Shareholder	3334
ARTICLE 3 -ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		34
3.1	Flip-in Event	34
3.2	Fiduciary and other Statutory Duties of the Board of Directors of the Company	36
ARTICLE 4 - THE RIGHTS AGENT		~~36~~37
4.1	General	~~36~~37
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	37
4.3	Duties of Rights Agent	38
4.4	Change of Rights Agent	~~39~~40
ARTICLE 5 - MISCELLANEOUS		4041
5.1	Redemption and Waiver	~~40~~41
5.2	Expiration	43
5.3	Issuance of New Rights Certificates	43
5.4	Supplements and Amendments	~~43~~44
5.5	Fractional Rights and Fractional Shares	45
5.6	Rights of Action	~~45~~46
5.7	Regulatory Approvals	~~45~~46
5.8	Unlawful Distributions	~~45~~46
5.9	Notices	~~46~~47
5.10	Costs of Enforcement	~~47~~48
5.11	Successors	~~47~~48
5.12	Benefits of this Agreement	~~47~~48
5.13	Governing Law	48
5.14	Severability	48
5.15	Effective Date	~~48~~49
	~~Reconfirmation~~	~~48~~
5.16	Determinations and Actions by the Board of Directors	49
5.17	Time of the Essence	49
5.18	Execution in Counterparts	49
5.19	Language	~~49~~50
Exhibit A - Form of Rights Certificate50		50

           THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of ~~June 14, 2006~~t, 2011 (amending and restating the Shareholder Rights Plan Agreement of the Company dated ~~February 11, 2002~~June 14, 2006)

BETWEEN:
RUBICON MINERALS CORPORATION, a company incorporated under the Business Corporations Act (British Columbia) (hereinafter referred to as the “Company”)

OF THE FIRST PART

AND:
COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the federal laws of Canada (hereinafter referred to as the “Rights Agent”)

OF THE SECOND PART

           WHEREAS on February 11, 2002, the Board of Directors of the Company approved, and the Company implemented, a shareholder rights plan (the “2002 Plan”) ~~which is required under its terms to be reconfirmed at the Company’s 2006 annual general meeting;~~ , which was subsequently approved by the shareholders of the Company on June 6, 2002;

           AND WHEREAS an amendment and restatement of the 2002 Plan (the “Existing Plan”) was approved by the shareholders of the Company on August 8, 2006, which Existing Plan would be effective until the close of the Company’s 2011 annual general meeting of shareholders;

           AND WHEREAS the Board of Directors of the Company has determined that it is in the best interests of the Company and all of its shareholders to amend and restate~~, effective June 14, 2006, the 2002~~ the Existing Plan to conform to current practices (the shareholder rights plan as amended and restated shall be referred to as the “Rights Plan” or this “Agreement”);

           AND WHEREAS in order to implement the adoption of the Rights Plan, the Board of Directors has:

(a)	authorized the issuance and distribution, effective as of the Record Time, of one Right in respect of each Common Share outstanding at the Record Time; and

(b)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

           AND WHEREAS each Right entitles the holder thereof, after the Separation Time but before the Expiration Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

           AND WHEREAS the Company desires to re-confirm the appointment of the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

           NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the preamble hereto forming an integral part hereof, the parties hereby agree as follows:

 Article 1

INTERPRETATION

1.1	Certain Definitions

           In this Agreement:

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Company or any Subsidiary or Affiliate of the Company;

(ii)
any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of:  (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Convertible Security Acquisitions; or (E) Pro Rata Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person’s Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an “Acquiring Person”;

(iii)
for the period of ten days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on paragraph 1.1(d)(v) solely because such Person makes or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(iv)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities; or

(v)
any employee or executive or director stock ownership or other employee or executive or director benefit plan, or trust for the benefit of employees of the Company or any Subsidiary of the Company or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan or trust;

(b)
“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that person, whether directly or indirectly, and whether through securities ownership, a trust, a contract or otherwise;

(c)	“Associate”, when used to indicate a relationship with a specified Person, means:

(i)	any body corporate, partnership or other organization of which such specified Person is an officer or partner;

(ii)	any trust or other estate in which such specified Person has a substantial beneficial interest or as to which such specified Person serves as trustee or in a similar fiduciary capacity;

(iii)
any relative of such specified Person if that relative has the same residence as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other person if that relative has the same residence as such specified Person;

(iv)
any Person who is a director of, officer of, partner in or trustee of such specified Person or of any body corporate, partnership or other organization which is an Affiliate or Associate of such specified Person; and

(v)
any body corporate of which such specified Person beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attaching to all voting securities of the body corporate for the time being outstanding;

(d)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)	any securities as to which such Person, or any of such Person’s Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or equity (within 60 days of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pledges of securities in the ordinary course of business); and

(iii)	any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)
where such security has been, or has been agreed to be, deposited or tendered pursuant to a Permitted Lock-up Agreement, or is otherwise deposited or tendered to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in paragraph (iii) of this definition, until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v)	because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds such security provided that:

A.
the ordinary business of such person (the “Investment Manager”) includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the “Client”);

B.
such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such Estate Accounts or for such Other Accounts;

C.	such Person is a Crown agent or agency (in this definition, the “Crown Agency”);

D.
the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

E.
the Person (in this definition, an “Administrator”) is the administrator or trustee of one or more pension funds or plans (each, in this definition, a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

(vi)
but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(vii)	because such Person:

A.	is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

B.	has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

C.	is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(viii)	because such Person:

A.	is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

B.	has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

C.	is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(ix)	because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary;

(e)	“Board of Directors” means the board of directors of the Company or any duly constituted and empowered committee thereof;

(f)
“Business Corporations Act (British Columbia)” means the Business Corporations Act (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(g)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(h)
“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(i)
“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Vancouver office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Vancouver office of the Rights Agent) is closed to the public;

(j)
“Common Shares” means the common shares without par value in the capital of the Company and any other shares in the capital of the Company into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that “common shares”, when used with reference to any Person other than the Company, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person;

(k)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);

(ii)	satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in clause 1.1(jj)(ii)(A)(1) of the definition of Permitted Bid; and

(iii)
contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid and (B) the last day on which the Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable Canadian provincial securities legislation;

(l)	“controlled”: a corporation is “controlled” by another Person or two or more Persons if:

(i)
securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation,

and “control”, “controls” and “controlling” shall be interpreted accordingly;

(m)
“Convertible Securities” means at any time any securities issued by the Company (including rights, warrants and options but other than the Rights) carrying any purchase, exercise, conversion or exchange right, but pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or exercisable after a specified period and whether or not on condition or the happening of any contingency);

(n)
“Convertible Security Acquisition” means the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(o)	“Co-Rights Agent” has the meaning ascribed thereto in subsection 4.1(a);

(p)
“Disqualification Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the Securities Act (British Columbia), Section 176 of the Securities Act (Alberta), section 101 of the Securities Act (Ontario) (each of the foregoing provisions as modified by Canadian Securities Administrators National Instrument 62-103 (“NI 62-103”)) or Sections 13(d) or 14 under the 1934 Exchange Act) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

(q)	“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(r)
“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Company;

(ii)	proceeds of redemption of shares of the Company;

(iii)	interest paid on evidences of indebtedness of the Company; or

(iv)	optional cash payments;

be applied to the purchase from the Company of Common Shares;

(s)	“Election to Exercise” has the meaning ascribed thereto in subsection 2.2(d);

(t)	“Exempt Acquisition” means a share acquisition:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsection 5.1(d), 5.1(e) or 5.1(f);

(ii)	which was made on or prior to the Record Time;

(iii)	which was made pursuant to a Dividend Reinvestment Plan;

(iv)
pursuant to the receipt or exercise of rights issued by the Company to all the holders of the Common Shares to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Company and not from any other Person;

(v)	pursuant to a distribution by the Company of Common Shares or Convertible Securities made pursuant to a prospectus; or

(vi)
pursuant to a distribution by the Company of Common Shares or Convertible Securities by way of a private placement by the Company or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company, where

A.
all necessary stock exchange approvals for such private placement, stock option plan or share purchase plan have been obtained and such private placement, stock option plan or share purchase plan complies with the terms and conditions of such approvals; and

B.
such Person does not become the Beneficial Owner of more than 25% of the Common Shares of the Company outstanding immediately prior to the distribution, and in making this determination the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution;

(u)
“Exercise Price” means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise price shall be equal to ~~thirty~~one hundred ($~~30~~100) dollars;

(v)	“Expansion Factor” has the meaning ascribed thereto in subsection 2.3(a);

(w)	“Expiration Time” means the earlier of:

(i)	the Termination Time; or

(ii)	, the close of the annual general meeting of the shareholders of the Company held in 2016 (the “2016 AGM”);

(x)	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y)	“holder” has the meaning ascribed thereto in Section 2.8;

(z)	“Independent Shareholders” means holders of Voting Shares other than;

(i)	any Acquiring Person;

(ii)	any Offeror;

(iii)	any Associate or Affiliate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or any Offeror; and

(v)
any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or any Subsidiary of the Company but excluding in any event a plan or trust in respect of which the employee directs the manner in which the Voting Shares are to be voted and directs whether the Voting Shares be tendered to a Take-over Bid;

(~~a)~~
~~(aa)           “Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:~~

~~(b)~~ 	~~the agreement:~~

~~A.~~
~~permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that is more favourable than the Lock-up Bid; or~~

~~B.~~
~~permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the “Specified Amount”) the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and~~

~~does not by its term provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;~~

~~(ii)~~
~~and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for other similar limitation on a Locked-up Person’s right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and~~

~~(iii)~~ 	~~no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:~~

~~A.~~ 	~~the cash equivalent of 2 1/2% of the price or value payable under the Lock-up Person; and~~

~~B.~~
~~50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,~~

~~(iv)~~
~~are payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction~~.

(aa)
“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share of any securities on any date shall be:

(i)
the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading; or

(ii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal national United States securities exchange or quotation system on which such securities are listed or admitted to trading; or

(iii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as determined by the Board of Directors); or

(iv)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quotation system or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on any such date, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per share of such securities.  The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his, her or its securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation;

(bb)
~~(cc)~~ “1933 Securities Act” means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(cc)
~~(dd)~~ “1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(dd)	~~(ee)~~ “Nominee” has the meaning ascribed thereto in subsection 2.2(c);

(ee)	~~(ff)~~ “Offer to Acquire” shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell, Voting Shares or Convertible Securities, and

(ii)	an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ff)
~~(gg)~~ “Offeror” means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agency, Statutory Body, Administrator or Plan referred to clause 1.1(d)(v) of the definition of Beneficial Owner pursuant to a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in clause 1.1(d)(v)) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(gg)	~~(hh)~~ “Offeror’s Securities” means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(hh)	~~(ii)~~ “ordinary course dividends” means cash dividends paid in any fiscal year of the Company to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(ii)	~~(jj)~~ “Permitted Bid” means a Take-over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made ~~for any and all Voting Shares~~ to all holders of record of Voting Shares wherever resident as registered on the books of the Company, other than the Offeror;

(ii)	the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

A.	no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

1	prior to the close of business on a date which is not earlier than the sixtieth (60th) day following the date of the Take-over Bid; and

2
unless at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the Take-over Bid and not withdrawn, provided that if the Take-over Bid is for less than all of the outstanding Voting Shares, no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the end of the 10 Business Day period referenced in subparagraph (ii)(C) of this definition;

B.
unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the close of business on the date of first take-up or payment described in subparagraph (ii)(A)(1) of this definition and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

C.
if the condition set forth in subparagraph (ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

           provided that:

(I)	if a Take-over Bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid;

(II)
a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition; and that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(jj)	“Permitted Bid Acquisition” means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(kk)
“Permitted Lock-up Agreement” means an agreement (the “Lock-up Agreement”) between a Person and one or more holders of Voting Shares or Convertible Securities (each a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the first Business Day following the date of such agreement, pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:

(i)	the Lock-up Agreement:

A.
permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that is more favourable than the Lock-up Bid; or

B.
permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the “Specified Amount”) the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

(1)
does not by its term provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for other similar limitation on a Locked-up Person’s right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

A.	the cash equivalent of 2 1/2% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

B.
50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, are payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.

(ll)
“Person” shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization or association, syndicate, government and its agencies or other entity or group, whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(mm)
“Pro Rata Acquisition” means an acquisition by a person of Beneficial Ownership of Voting Shares as a result of:  a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a rights offering or pursuant to a prospectus; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn)	“Record Time” means 4:00 p.m. (Vancouver time) on February 11, 2002;

(oo)	“Redemption Price” has the meaning ascribed thereto in subsection 5.1(a);

(pp)	“Right” means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

(qq)	“Rights Agent” means Computershare Investor Services Inc., the rights agent appointed by the Company to act as agent for the Company in accordance with the terms and conditions of this Agreement;

(rr)	“Rights Certificate” has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form set out in Exhibit A to this Agreement;

(ss)	“Rights Registrar” means Computershare Investor Services Inc., the registrar for the Rights appointed pursuant to subsection 2.6(a) of this Agreement;

(tt)	“Rights Register” has the meaning ascribed thereto in subsection 2.6(a);

(uu)
“Securities Act (Alberta)” shall mean the Securities Act, R.S.A. 2000, c. S-4, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(vv)
“Securities Act (British Columbia)” shall mean the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(ww)
“Securities Act (Ontario)” shall mean the Securities Act, R.S.O. 1990, c. S.5, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by an y comparable or successor laws or regulations thereto;

(xx)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)
the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid); and

(iii)	the date upon which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid;

or such later time as may be determined by the Board of Directors (or any committee of the Board of Directors so designated by the Board of Directors) acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and further provided that:

A.
if any Take-over Bid referred to in paragraph (ii) of this definition expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

B.
if the Board of Directors determines pursuant to subsection 5.1(d), (e) or (f) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(yy)	“Special Meeting” means a special meeting (including a combined annual and special meeting) of the holders of Voting Shares called by the Board of Directors for the purpose of:

(i)	ratifying the distribution and continued existence of the Rights in accordance with Section 5.15; or

(ii)	approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

(zz)
“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report or filing made or filed pursuant to Section 111 of the Securities Act (British Columbia), Section 176 of the Securities Act (Alberta), Section 101 of the Securities Act (Ontario) (each of the foregoing provisions as modified by NI 62-103) or Sections 13(d) or 14 of the 1934 Exchange Act) by the Company or an Acquiring Person indicating that a Person has become an Acquiring Person;

(aaa)	“Subsidiary”: a corporation shall be deemed to be a Subsidiary of another corporation if:

(i)	it is controlled by:

A.	that other; or

B.	that other and one or more corporations each of which is controlled by that other; or

C.	two or more corporations each of which is controlled by that other; or

(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary;

(bbb)
“Take-over Bid” means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror’s Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(ccc)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Sections 5.1 or 5.15;

(ddd)
“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange or United States securities exchange or quotation system on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or United States securities exchange or quotation system, a Business Day;

(eee)	“U.S. - Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate, and

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith, and

(fff)	“Canadian – U.S. Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one Canadian dollar into United States dollars, such rate, and

(ii)
in any other case, the rate for such date for the conversion of one Canadian dollar into Unites States dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(ggg)
“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(hhh)	“Voting Shares” means the Common Shares and any other shares of capital stock or voting interests of the Company entitled to vote generally in the election of all directors; and

(iii)
“Voting Share Reduction” means an acquisition or redemption by the Company or a Subsidiary of the Company of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	References to Agreement

References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto.  Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement.

1.5	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

100 x           A
    B
where:
A =           the number of votes for the election of all directors generally attaching to the outstanding VotingShares Beneficially Owned by such Person; and

B =           the number of votes for the election of all directors generally attaching to all outstanding VotingShares.

For the purpose of the foregoing formula, where any person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6	Acting Jointly or in Concert

           For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person for the purpose of acquiring or offering to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

           Notwithstanding the foregoing and for greater certainty, the phase “acting jointly or in concert” shall not include conduct consisting solely of:

(1)
voting or directing the voting of securities of the Company pursuant to a revocable proxy given in response to a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror); or

(2)
voting or directing the vote of securities of the Company in connection with or in order to participate in a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror).

1.7	Generally Accepted Accounting Principles

           Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Article 2

THE RIGHTS

2.1	Issuance and Evidence of Rights; Legend on Common Share Certificates

(a)
The Company shall issue one Right in respect of each Common Share outstanding at the Record Time and one Right in respect of each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time in accordance with the terms hereof.  Notwithstanding the foregoing, the Company may, after the Separation Time but prior to the Expiration Time, issue one Right in respect of each Common Share which is issued after the Record Time pursuant to the exercise of Convertible Securities which are outstanding at the Stock Acquisition Date.

(b)
Certificates representing Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in the following (or substantially similar) form:

(i)
“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Amended and Restated Shareholder Rights Plan Agreement made as of ~~June 14, 2006~~______, 2011 (the “Rights Agreement”), between Rubicon Minerals Corporation (the “Company”) and Computershare Investor Services Inc., as rights agent, as amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Company.  Under certain circumstances, as set out in the Rights Agreement, the Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

and may also have impressed on, printed on, written on or otherwise affixed to them, where and when required, a French language version of the above legend.  Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth (including without limitation any adjustment described in Article 3), each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share.  Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Common Shares as of the Separation Time or who subsequently becomes a holder of record of Common Shares upon the exercise of rights attaching to Convertible Securities outstanding at the Stock Acquisition Date (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

A.
a rights certificate (“Rights Certificate”) representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

B.	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in paragraphs (A) and (B) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first mentioned Person to furnish such information and documents as the Company deems necessary.

(d)
Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Vancouver, the Rights Certificate evidencing such Rights together with:

(i)
an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii)
payment in cash or by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery or Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Company if the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)
requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)
after receipt of such certificate, deliver the Common Shares referred to in subclause 2.2 (e)(i) to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)	when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Company all payments received on exercise of the Rights.

(f)
If the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Company covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Ontario) the 1933 Securities Act, the 1934 Exchange Act and any other applicable laws in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of Rights;

(iii)
use reasonable efforts to cause all securities issued upon exercise of Rights to be listed on the stock exchanges and/or quotation systems on which the Common Shares were listed and traded immediately prior to the Stock Acquisition Date;

(iv)
cause to be reserved and kept available out of its authorized and unissued classes of securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised.

2.3	Adjustment to Exercise Price; Number of Rights

           The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	If the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)
declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common shares;

(iii)	combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares;

except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date such that:

A.	if the Exercise Price and number of Rights outstanding are to be adjusted,

1
the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

2	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

B.
and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it; and

C.
if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If after the Record Time and prior to the Expiration Time the Company shall issue any securities other than Common Shares in a transaction of a type described in paragraphs 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(b)
If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)
the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued (or are issued but not exercised), the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Company and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Company; provided, however, that, in the case of any Dividend Reinvestment Plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)
If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Company is the continuing corporation) of evidences of indebtedness, cash (other than an ordinary course dividend or a dividend referred to in paragraph 2.3(a)(i)), assets or rights or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Each adjustment made pursuant to this Section 2.3 shall be made as of

(i)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

(ii)
the record date for the applicable distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

(e)
Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share.  Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment and (ii) the Termination Time.  Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(f)
If the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph (a)(i) or (a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections (a), (b) and (c) above, but subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with Section 5.4, such adjustments, rather than the adjustments contemplated by subsections (a), (b) and (c) above, shall be made.  The Company and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(g)
Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right, all subject to further adjustment as provided herein.

(h)
Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i)
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(j)
Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors shall in good faith determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares shall not be taxable to such shareholders.

(k)
The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or Section 5.4, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(l)
If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to, any adjustment required pursuant to Section 3.1.

(m)
If the Company shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares otherwise than in a transaction referred to in subsection 2.3(a) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

(n)
Notwithstanding anything herein to the contrary, in the event that the Company undergoes a plan of arrangement or substantially similar transaction as contemplated in the Company’s press release dated November 21, 2005 pursuant to which assets of the Company are transferred to another entity or entities (the “Arrangement”), upon completion of the Arrangement each Right shall thereafter only entitle the holder thereof to receive common shares in the capital of the Company on exercise of such right, and the holder shall not be entitled to receive securities or assets of any other entity (including any other entity to which shares or assets of the Company may have been transferred pursuant to the Arrangement) on exercise of the Rights or otherwise, and the holder shall not be entitled to any adjustment of the Exercise Price or the number of securities which the holder is entitled to receive on exercise of the Rights.

2.4	Date on Which Exercise is Effective

           Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with subsection 2.2(d) hereof (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Company by any two of its directors and/or senior officers.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c).  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)
After the Separation Time, the Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)
After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsections 2.6(d) and 3.1(b), the Company will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Company.

2.8	Persons Deemed Owners

           The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9	Delivery and Cancellation of Certificates

           All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)	that after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)
that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share Certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his, her or its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f)
that, subject to the provisions of Section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)
that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or any other Person as result of the inability of the Company, the Board of Directors or the Rights Agent to perform any of their obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, notice of hearing or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise inhibiting or restraining performance of such obligation.

2.11	Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

Article 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)
Subject to subsections 3.1(b), 5.1(d), 5.1(e) and 5.1(f), if prior to the Expiration Time a Flip-in Event occurs, the Company shall take such action as shall be necessary to ensure and provide, within ten Business Days of such occurrence or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation of each of the provinces and territories of Canada and the states of the United States so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Company, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 has occurred).

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii)
a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding paragraph 3.1(b)(i);

shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor to, such Rights whether directly or indirectly) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any right whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraph 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain substantially the following legend:

“The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with any of them.  This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”

and may also contain, where and when required, a French language version of such legend; provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either paragraph 3.1(b)(i) or (ii).

(d)
From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provision of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Ontario), the 1933 Securities Act, the 1934 Exchange Act and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e)
If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that the Company is then authorized to issue pursuant to its constating documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding subsection 3.1(a), be reduced pro rata to the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that the Company is then authorized to issue pursuant to its constating documents, provided that any such pro rata reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.

3.2	Fiduciary and other Statutory Duties of the Board of Directors of the Company

           For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary and other statutory duties.  Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Company with respect to any Take-over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary and other statutory duties.

Article 4

THE RIGHTS AGENT

4.1	General

(a)
The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable.  In the event that the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Company may determine.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, the reasonable expenses and counsel fees and other disbursements incurred by the Rights Agent in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without gross negligence, bad faith or wilful default on the part of the Rights Agent, for anything done or suffered or omitted to be done by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be done by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be the genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)
The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company; provided that failure to inform the Rights Agent of any such events, or any defect therein shall not affect the validity of any action taken hereunder in relation to such events.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4.  In case at the time each successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
the Rights Agent at the expense of the Company may consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted to be done by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Company (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b)
whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a Person reasonably believed by the Rights Agent to be a director and/or senior officer of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for its own gross negligence, bad faith or willful misconduct;

(d)
the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)
the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common shares to be issued pursuant to this Agreement or any Rights or as to whether any Common shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)
the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)
the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be a director and/or senior officer of the Company, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

(h)
subject to compliance with applicable laws, the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)
the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

           The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9.  The Company may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for that purpose.  Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice thereof to the holders of the Rights in accordance with Section 5.9.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Article 5

MISCELLANEOUS

5.1	Redemption and Waiver

(a)
The Board of Directors acting in good faith may, with the prior consent of holders of Voting Shares or the holders of Rights given in accordance with subsection 5.1(j) or (k), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)
If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(c)
Within ten days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, or, if subsection 5.1(a) is applicable within ten days after the holders of Voting Shares or the holders of Rights having approved a redemption of Rights in accordance with subsection 5.1(j) or (k), as the case may be, the Company shall give notice of redemption to the holders of the Rights in accordance with Section 5.9.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.  If the Redemption Price payable to any holder of Rights includes a fraction of a cent, such Redemption Price shall be rounded up to the nearest cent.

(d)
The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section ~~5.1,~~5.1 and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event, provided that such Flip-in Event would occur by way of a Take-over Bid made by means of a take-over bid circular delivered to all holders of Voting Shares; further provided that if the Board of Directors waives the application of Section 3.1 to a such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(d).

(e)
The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares given in accordance with subsection 5.1(j), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular delivered to all holders of Voting Shares and otherwise than in the circumstances set forth in subsection 5.1(f), to waive the application of Section 3.1 to such Flip-in Event.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(f)
The Board of Directors ~~may~~shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this subsection 5.1(f) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(g)
If a Person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition occurring under subsection 5.1(d), then the Board of Directors shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(h)
Where a Take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(i)
Upon the Rights being redeemed pursuant to subsection 5.1(h), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(j)
If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares.  Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Company’s Articles.

(k)
If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in event pursuant to subsection 5.1(e) is proposed at any time after the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Rights.  Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s Articles and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Company.

(l)	The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and (b).

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)
Without the approval of any holders of Voting Shares or Rights, the Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulatory requirements, regulations or rules thereunder.  The Company may, prior to the date of the shareholders’ meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b)
Subject to subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at the Special Meeting.

(c)
The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time on or after the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s Articles and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Company.

(e)
Any amendments made by the Company to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i)
if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b) confirm or reject such amendment;

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)
The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

(b)
The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  Fractions of Common Shares may, at the election of the Company, be evidenced by scrip certificates or in lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6	Rights of Action

           Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including but not limited to the approval of the TSX (also referred as the Toronto Stock Exchange).  Notwithstanding any provision of this Agreement, any amendment to this Agreement will be subject to the prior written consent of the TSX.

5.8	Unlawful Distributions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Company, as the Company may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which jurisdiction such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.  Notwithstanding the foregoing, to the extent that the issuance or delivery of the Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.9	Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

(a)	Rubicon Minerals Corporation

Suite 1540-800 West Pender Street

Vancouver, B.C. V6C 2V6

Attention: President

Facsimile: (604) 623-3355

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered, and on the day of telegraphing, telecopying or sending the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and, if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid, addressed (until another address is filed in writing with the Company) as follows:

(b)	Computershare Investor Services Inc.

3rd Floor - 510 Burrard Street

Vancouver, B.C. V6C 3B9

Attention: Manager, Client Services

Facsimile: (604) 661-9401

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered, and on the day of telegraphing, telecopying or sending the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and, if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Vancouver and Toronto.

5.10	Costs of Enforcement

The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his, her or its rights pursuant to this Agreement in any action, suit or proceeding in which a court of competent jurisdiction in a final non-appealable judgement has rendered judgement in favour of the holder.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement.  This Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14	Severability

If any Section, subsection, paragraph, subparagraph or other provision hereof or the  application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, paragraphs, subparagraphs and other provisions hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, paragraph, subparagraph or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from the date hereof and replaces and supersedes the Existing Plan.  If this Agreement and its continued existence are not confirmed by resolution passed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this Agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person) at a meeting of shareholders to be held not later than the date (the “~~2006~~2011 AGM Date”) of the ~~2006~~2011 annual general meeting of shareholders of the Company (which date shall be no later than six months from the date of this Agreement), then this Agreement and any then outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of such meeting and (b) the ~~2006~~2011 AGM Date.

5~~.16 Reconfirmation~~

~~(a)~~
~~Notwithstanding the confirmation of this Agreement and its continued existence pursuant to Section 5.15, this Agreement (as may be amended and restated) and its continued existence must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially Owned by such Person) at the 2011 AGM.  If the Agreement and its continued existence are not so reconfirmed or are not presented for reconfirmation at the 2011 AGM, this Agreement and all outstanding Rights shall terminate and be of no further force and effect on and from the close of the 2011 AGM; provided that termination shall not occur if a Flip-In Event has occurred (other than a Flip-In Event in respect of which the application of section 3.1 has been waived pursuant to section 5.1) prior to the date upon which this Agreement would otherwise terminate pursuant to this subsection 5.16(a).~~

~~(b)~~
~~Notwithstanding the reconfirmation of this Agreement at the 2011 AGM pursuant to subsection 5.16(a), this Agreement (as may be amended and restated) shall terminate on the earlier of the time at which the right to exercise Rights shall terminate pursuant to section 5.1 or the close of the 2016 AGM; provided that termination shall not occur if a Flip-In Event has occurred (other than a Flip-In Event in respect of which the application of section 3.1 has been waived pursuant to section 5.1) prior to the date upon which this Agreement would otherwise terminate pursuant to this subsection 5.16(b).~~

5.16	Determinations and Actions by the Board of Directors

~~The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to~~

~~(a)   (b)~~
~~interpret the provisions of this Agreement; and~~

~~make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement).~~

All actions, calculations and determinations (including~~, for purposes of Clause (ii) below,~~ all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, in relation to or in connection with this Agreement, shall~~:  (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties; and (ii)~~ not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

5.17	Time of the Essence

Time shall be of the essence in this Agreement.

5.18	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.19	Language

           Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou que en découlent soient redigés en langue anglaise.  The parties hereto have required that his Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RUBICON MINERALS CORPORATION
Per:  ~~“Robert G. Lewis”~~
Per:  ~~“David R. Reid”~~

COMPUTERSHARE INVESTOR SERVICES INC.
Per:  ~~“June Glover”~~
Per:  ~~“Jenny Karim”~~

EXHIBIT A

[Form of Rights Certificate]

Certificate No.                                                                                                                                           _______________________ Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

This certifies that _________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of the ~~14th~~____ day of ~~June~~____, ~~2006~~2011 (the “Rights Agreement”) between Rubicon Minerals Corporation, a company incorporated under the Business Corporations Act (British Columbia) (the “Company”) and Computershare Investor Services Inc., a company incorporated under the federal laws of Canada, as rights agent (the “Rights Agent”) (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver.  Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is ~~thirty~~one hundred Canadian (CDN$~~30~~100) dollars.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates.  Copies of the Rights Agreement are on file at the principal office of the Company and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and the date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights now exercised.  No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

DATED:      ___________________

RUBICON MINERALS CORPORATION

Per:

Per:

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

Per:
Authorized Signatory

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED _________________________________ hereby sells, assigns and transfers unto __________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
(please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Date:

Signature

Signature Guarantee:	(Signature must correspond to the name as written upon the face of the Rights Certificate, in every particular, without alteration or enlargement, or any change whatsoever).

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved signature medallion guarantee program.

______________________________________________________________________________
(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith.  Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

Signature

(please print name of signatory)

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise _______________________________________ whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

_________________________________________

_________________________________________

_________________________________________

Address

___________________________________________________________

Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

_________________________________________

_________________________________________

_________________________________________

Address

___________________________________________________________

Social Insurance, Social Security or Other Taxpayer Identification Number

Date:

Signature

Signature Guarantee:	(Signature must correspond to the name as written upon the face of the Rights Certificate, in every particular, without alteration or enlargement, or any change whatsoever).

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved signature medallion guarantee program.

______________________________________________________________________________

(To be completed by the exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith.  Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

Signature

(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.  Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

SCHEDULE “C”

RUBICON MINERALS CORPORATION

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors (a) Disclose the identity of directors who are independent.

(a)  The Company has three (3) independent directors, namely: Christopher J. Bradbrook, Julian Kemp and Bruce A. Thomas, Q.C.  These directors are considered independent under NI 52-110 and NYSE.AMEX Rule 10A-3(b) under the United States Exchange Act of 1934.

(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.
(b)  The Company has two (2) non-independent directors, namely: David W. Adamson, who is not independent because he is the Company’s President & CEO, and David R. Reid, who is not independent because he is a partner at Davis LLP, which provides legal services to the Company.

(c)           Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(c) The Board consists of a majority of directors who are independent.
(d)           If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)  The following directors are presently also directors of other reporting issuers as listed:

• David W. Adamson:  Constantine Metal Resources Ltd. (TSX-V) and Paragon Minerals Corporation (TSX-V).

• David R. Reid:  Far West Mining Ltd. (TSX).

• Julian Kemp: Claim Post Resources Inc. (TSX-V).

(e)           Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the Company’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)  The Board’s policy is to hold independent directors’ meetings at the end of the Board meetings at which non-independent directors and members of management are not in attendance. During the financial year ended December 31, 2010, independent directors met four (4) times.

(f)           Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)   Christopher Bradbrook has served as the Independent Lead Director (the “Lead Director”) since his appointment on December 15, 2005.  Mr. Bradbrook’s responsibilities include (a) presiding over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors’ meetings; (b) serving as liaison with the other independent directors; (c) consulting with the CEO regarding meeting agendas and information sent to the Board; and (d) notifying other members of the Board regarding any legitimate shareholder concerns of which he becomes aware.

    The Board has developed a written position description for the Lead Director to ensure separation of the CEO and the Lead Director’s roles and responsibilities.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.
(g)   The Board meets a minimum of five (5) times per year, usually every quarter and following the annual meeting of the Company’s shareholders. During 2010, the  Board  met  11 times  as follows:  on January 13, February 1, March 23, May 31, August 5, September 12, 16, 17 and 28, November 1 and December 20, 2010.

 The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.

The attendance record for the directors of the Company during 2010 was as follows:

• David W. Adamson:             11
• David R. Reid:                        10
• Bruce A. Thomas, Q.C.:          9
• Christopher Bradbrook:         11
• Julian Kemp:                              8(1)
• John R. Brodie, FCA:                3(2)
• Philip S. Martin:                         2(3)

Notes:
1.       Mr. Julian Kemp was appointed a director on May 31, 2010.

2.       Mr. John R. Brodie, FCA., ceased to be a director of the Company on May 31, 2010.

3.       Mr. Philip S. Martin ceased to be a director of the Company on May 31, 2010.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has a written mandate as set out in its Corporate Governance Guidelines, effective December 30, 2005 and amended March 25, 2011, attached hereto as Schedule “D”.
3.           Position Descriptions

(a)           Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)   Because of the small size of the Board, the Board has not developed separate written position descriptions for the Chair and the Chair of each Board committee.  The Company has developed a written position description for the Lead Director.  The role and responsibilities of the Chair of the Board and the Chair of each Board committee are delineated in the Company’s Corporate Governance Guidelines.

(b)           Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b)  The Board has developed a written position description for the CEO.  The CEO has the ultimate responsibility for the management of the Company and reports directly to the Board to implement the strategic goals, the objectives of the Company and enables the Board to fulfill its governance function.  This position description was reviewed by the Corporate Governance Committee and approved by the Board.

4.    Orientation and Continuing Education

(a)           Briefly describe what measures the board takes to orient new directors regarding:

(i)      the role of the board, committees and its directors; and

(ii)      the nature and operation of the Company’s business.

(a)   The CFO is responsible for providing an orientation for new directors and ensuring that the new directors are provided with an education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.  On-going training includes presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, and its internal and independent auditors.

The Board also holds an annual strategy session and all directors are provided with the opportunity to visit at least one of the Company’s operations each year.  During the year ended 2010, a strategy session and site visit to the Company’s property at Red Lake, Ontario was held on August 5, 2010.

(b)           Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b) The CFO is responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of the Company.
5. Ethical Business Conduct (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(a)  The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which provides a framework for directors, officers, employees and consultants to maintain the highest standards of ethical conduct in corporate affairs.  Specifically, the purpose of the Code is to encourage among the Company’s representatives a culture of honesty, accountability and fair business practice. The Code was updated on December 20, 2010.

(i)           describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code;

(ii)           provide cross-reference to any material change report filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code; and

(iii)           disclose how a person or company may obtain a copy of the written code

The Board is ultimately responsible for the implementation and administration of the Code and has designated the Chairman of the Corporate Governance Committee for the day-to-day implementation and administration of the Code.  Any waivers from the Code that are granted for the benefit of the Company’s directors and executive officers will only be granted by the Board or a Board committee.

No material change reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

A copy of the Code is available on SEDAR at www.sedar.com.  The Company has also adopted a Whistleblower Policy to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doings within the Company.  Complaints can be made internally to the Chair of the Company’s Audit Committee or externally to the Company’s legal counsel.

(b)           Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest.

(b)  Under the Company’s Corporate Governance Guidelines, the directors are required to disclose to the Board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
(c)  The Board has instructed the Company to circulate the Company’s Corporate Disclosure Policy, Insider Trading Policy, Whistleblower Policy and the Code of Business Conduct and Ethics to all officers and employees of the Company and, where appropriate, to third parties with a connection to the Company.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

(a)   The process by which the Board identifies new candidates for Board nomination is provided in the Company’s Corporate Governance Guidelines and the Nominating Committee Charter.  When a Board vacancy occurs or is contemplated, the Nominating Committee will recommend qualified individuals for nomination to the Board.

   Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.  The Board has established a Director Resignation Policy, which sets out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

 The Director Resignation Policy requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following the annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or the Company’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

(b)           Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b)  The Board has a Nominating Committee consisting of Bruce A. Thomas, Q.C. (Chair), Julian Kemp and Christopher Bradbrook, each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE.AMEX Rule 805.

(c) If the board has a nominating nomination committee, describe the responsibilities, powers and operation of the nominating committee.
(c)    The Nominating Committee Charter provides that:

•    The Nominating Committee’s responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs.  In addition, on an annual basis, the committee will assess the Board’s compliance with laws and policies relating to the independence of certain Board members.

•    The Board has delegated to the Nominating Committee the authority set out in the Nominating Committee Charter which includes the committee forming and delegating authority to sub-committees and the Nominating Committee retaining persons having special competencies to assist the committee in fulfilling its responsibilities.

•    The process to be taken by the Nominating Committee for nomination of candidates for election to the Board include the Nominating Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; the Nominating Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; and the Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company’s shareholders.

7. Compensation (a) Describe the process by which the board determines the compensation for the Company’s directors and officers.

(a)  The Company’s Compensation Committee makes recommendations to the Board on the remuneration of senior officers and directors of the Company.  The Compensation Committee also administers the Company’s stock option plan.  The Compensation Committee may recommend to the Board the granting of stock options to directors of the Company as well as recommend directors’ fees, if any, from time to time.  Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

(b)           Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(b)  The Company’s Compensation Committee is comprised of Christopher J. Bradbrook (Chair), Julian Kemp and Bruce A. Thomas, Q.C., each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE.AMEX Rule 805.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(c)  The role of the Compensation Committee is primarily to administer the Company’s stock option plan and to make recommendations to the Board on the remuneration of senior officers and directors of the Company, the evaluation of the CEO and CEO succession planning.

(d)           If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d)  The Compensation Committee retained Hay Group Limited, independent third party executive compensation consultants, to make compensation recommendations to the Board in respect of the 2010 fiscal year.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Corporate Governance Committee.  The primary functions of the committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the Board (excluding retirement) should resign as a director and make the appropriate recommendations to the Board considering whether or not the new occupation of the director is consistent with the specific rationale for originally selecting that individual as a director of the Company; to review critically each director’s  continuation on the Board every year;  to establish a process for the evaluation of the performance of the Board and each of its committees;  and such other tasks as may be assigned to the committee by the Board from time to time.

9.           Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Guidelines provide that the committee shall review critically each director’s continuation on the Board every year considering among other things, a director’s service on other Boards and the time involved in such other service, and establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board and the results of this evaluation.

SCHEDULE “D”

RUBICON MINERALS CORPORATION

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines (the “Guidelines”) have been approved by the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

1.           MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company in order to ensure the long-term financial strength of the Company and the creation of enduring shareholder value.  The Board must also maintain a sense of responsibility to the Company’s customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

(a)	develop, monitor and, where appropriate, modify the Company’s strategic plan;

(b)	review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

(c)	regularly monitor the effectiveness of management policies and decisions;

(d)	select, evaluate and, with input from the Compensation Committee, set the compensation level of the Chief Executive Officer (the “CEO”) and other senior officers;

(e)	identify and assess major risks facing the Company and review options for their mitigation;

(f)	ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

(g)
review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assess the scope, implementation and integrity of the Company's internal control systems;

(h)	appoint the officers of the Company, ensuring that they are of the calibre required for their roles and planning for their succession as appropriate from time to time; and

(i)	establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members.

2.           DIRECTOR QUALIFICATIONS AND SELECTION

2.1           Board and Director Requirements
The directors will be elected each year by the shareholders at the annual meeting of shareholders.  The Board will propose nominees to the shareholders for election to the Board at such meeting. Nominees who receive a greater number of votes “withheld” than votes “for” election must promptly tender their resignation for the consideration of the Board in accordance with the Director Resignation Policy.  Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member.  The Nominating Committee will endeavour to recommend qualified individuals to the Board who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

The Board will have a majority of directors who meet the criteria for independence as defined in National Policy 58-201, Corporate Governance Guidelines and by the rules of the American Stock Exchange, each as may be amended or replaced from time to time, and any other applicable laws, rules and regulations that may apply to the Company from time to time.  The rules of the American Stock Exchange presently require that at least three of the independent directors satisfy its audit committee independence requirements.

3.           BOARD LEADERSHIP AND TERM

3.1           Board Leadership
The Board selects the Chair of the Board (“Chair”) in the manner and based on the criteria that it deems best for the Company at the time of selection.  The role of the Chair and CEO should be separate, where possible.  Unless the Chair is an independent director, or if there is no Chair appointed, the Board will have a designated lead director of the Board (“Lead Director”), who will meet the Company’s independence criteria.  The Lead Director will (a) preside over all meetings of the Board at which the Chair, if any, is not present, including non-management directors meetings; (b) serve as liaison with the other independent directors; (c) consult with the CEO regarding meeting agendas and information sent to the Board; and (d) notify other members of the Board regarding any legitimate shareholder concerns of which he or she becomes aware.

3.2           Directors’ Tenure Policy
The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

3.3           Term Limits and Re-election
The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company.  As an alternative to term limits, the Corporate Governance Committee and Chair or Lead Director will review critically each director’s continuation on the Board every year.

3.4           Changes to the Board
Changes to the Board will be announced by press release.

4.           DUTIES OF BOARD MEMBERS

4.1           Director Responsibilities
All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and its shareholders.  Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director.  In discharging their obligations, directors are entitled to rely on management and the advice of the Company’s outside advisors and auditors, but must at all times have a reasonable basis for such reliance.  Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The directors are entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company’s charter documents and any indemnification agreements.

4.2           Service on Other Boards of Directors
The Company recognizes that its directors benefit from service on boards of directors of other companies, so long as such service does not significantly conflict with the interests of the Company.  The Nominating Committee will take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors for election (or re-election).

Directors should advise the Chair, if any, or the Lead Director, and the chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of directors of another company which is a potential competitor of the Company.

4.3           Conflicts of Interest
Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

4.4           Company Loans and Corporate Opportunities
The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company’s business shall make such business opportunity available to the Company.  The director may pursue the business opportunity for the director’s own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5           Director Orientation and Continuing Education
The Chief Financial Officer will be responsible for providing an orientation for new directors, and for periodically providing materials for all directors on subjects relevant to their duties as directors.  Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

4.6           Share Ownership Guidelines
All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

5.           BOARD COMPENSATION

5.1           Directors’ Fees
Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members as may be determined from time to time by the Board, with input from the Compensation Committee, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

5.2           Additional Compensation
In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

6.           BOARD MEETINGS AND COMMUNICATIONS

6.1           Attendance at Meetings
The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year.  In addition, special Board meetings will be called as necessary.  Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve.  Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders’ meeting.

6.2           Board Agendas
The Chair, if any, or if there is no Chair, the Lead Director, will establish the agenda for each Board meeting in advance.  Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

6.3           Board Material Distribution
Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting.  Directors are required to review such materials before Board meetings to enable a full discussion at the meetings.  Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4           Access to Management and Independent Advisors
Directors have full and free access to officers and employees of the Company.  Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director.  The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

6.5           Executive Sessions of Non-Management Directors
Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary.  The Lead Director will lead such sessions.  If there is no Lead Director appointed, the Board will designate a lead independent director to lead such sessions.  Minutes of each meeting must be prepared.

6.6           Communications with Interested Parties
Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company's lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6.  Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares.  The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue.  For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chair of the Audit Committee.

7.           EVALUATION AND SUCCESSION

7.1           Annual Performance Evaluation of the Board and Committees
The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance Committee may recommend to the Board a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report to the Board on the results of such evaluation.

7.2           CEO Evaluation
The Compensation Committee will conduct an annual review of the CEO’s performance.  The Board will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the Company.  The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management.  The criteria should ensure that the CEO’s interests are aligned with the long-term interests of the Company and its shareholders.  The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO.  In the absence of a Compensation Committee, the Board (excluding the CEO, if he or she is a director), will conduct the review of the CEO’s performance.

7.3           Succession Planning
The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO.  The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO.  In the absence of a Compensation Committee, the Board should perform these functions.

8.           BOARD COMMITTEES

8.1           Committee Structure
The Board will have at all times an Audit Committee, a Corporate Governance Committee and a Compensation Committee unless the Board otherwise determines.  The Board may from time to time establish additional committees as necessary or appropriate, such as a Nominating Committee, delegating to such committees all or part of the Board’s powers.  Such additional committees will have a number of independent members as is required to meet the requirements of any applicable laws, rules and regulations and these Guidelines.  In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny.  All significant findings of a committee are presented to the full Board for discussion and review.

8.2           Audit Committee
The Audit Committee shall be composed entirely of independent directors.  The primary function of the Audit Committee is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, and financial reporting and statements.

8.3           Corporate Governance Committee
The Corporate Governance Committee should be composed of at least a majority of independent directors, and the remaining members may be non-management directors.  The Corporate Governance Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes.  The Corporate Governance Committee is responsible for administering the Company’s Code of Business Conduct and Ethics, and will perform such other tasks as indicated in these Guidelines, or as assigned by the Board from time to time.  In the event the Board determines to discontinue the Corporate Governance Committee, functions described herein as functions of the Corporate Governance Committee shall be performed by the non-management directors of the Company or a committee composed of such directors, as directed by the Board.

8.4           Compensation Committee
The Compensation Committee should be composed entirely of independent directors.  The primary function of the Compensation Committee is to review and recommend to the Board appropriate compensation policies, practices and awards for the Company’s employees, executives, committee members and Board members.

In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the disinterested directors of the Company, unless otherwise stated herein.

8.5           Nominating Committee
If the Board appoints a Nominating Committee, such committee should be composed entirely of independent directors.  The Nominating Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board, and the Nominating Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

8.6           Committee Charters and Responsibilities
Each key committee will have its own charter.  The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will evaluate its performance on an annual basis.

8.7           Committee Agendas
The chair of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chair of each committee, in consultation with the appropriate members of the committee and management, will develop the agenda for each committee meeting.

8.8           Advisors
The Audit Committee, the Corporate Governance Committee and the Compensation Committee each have the power to hire independent legal, financial or other advisors as they may deem necessary upon approval by the Board of a budget for such services.  Any other committee has the power to hire independent legal, financial or other advisors as they deem necessary, with approval of the Board.

9.           CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms with Company’s high standards of business conduct.  The Code of Business Conduct and Ethics is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.  In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance Committee and such waiver will be properly disclosed by shareholders as required by law.

10.           MISCELLANEOUS

These Guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company’s articles and/or its charter documents.  Although these Guidelines have been approved by the Board, it is expected that these Guidelines will evolve over time as customary practice and legal requirements change.  In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified.  In addition, these Guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these Guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws.  Conversely, nothing in these Guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005,
AMENDED March 25, 2011

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